UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of July 2024
Commission File Number 1-15200
Equinor ASA
(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER,

NORWAY
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F X

Form 40-F
This Report on Form 6-K contains a report of the second quarter 2024 results of Equinor ASA.

Equinor second quarter 2024

Q2
Key figures
Always safe High value Low carbon
0.3

7.66

7.48

6.3

SIF USD billion USD billion kg/boe
Serious incident
frequency (per million
hours worked)
Net operating
income
Adjusted
operating
income*
CO
₂

upstream intensity.
Scope 1 CO
₂

emissions,
Equinor operated, 100%
basis
for the first half of 2024
2.2

1.90

0.84

5.6

TRIF USD billion USD million tonnes CO2e
Total recordable incident
frequency (per million
hours worked)
Cash flow from
operations after
taxes paid*
Adjusted
earnings per
share*
Absolute scope 1+2 GHG
emissions

for the first half of 2024
9

0.70

6

655

Oil and gas leakages

USD per share USD billion GWh
with rate above 0.1 kg/
second during the past
12 months
Announced
dividend per share
(ordinary +
extraordinary)
Share buy-
back
programme for
2024
Renewable power
generation Equinor share

Equinor second quarter 2024

Equinor second quarter 2024 results
Equinor delivered adjusted operating income* of USD 7.48 billion and USD 2.15 billion after tax in the second quarter of 2024. Equinor reported net operating income of USD 7.66 billion and net income at
USD 1.87 billion. Adjusted net income* was USD 2.42 billion, leading to adjusted earnings per share* of
USD 0.84.
Financial and operational performance
-

Continued strong operational performance
-

Solid financial results
-

Cash flow impacted by tax payments in Norway and capital distribution
Strategic progress
-

New fields on stream on the NCS
-

Continued high grading of oil and gas portfolio
-

Three new CO2 license awards in Norway and Denmark
Capital distribution
-

Second quarter ordinary cash dividend of USD 0.35 per share, extraordinary cash dividend of USD 0.35 per share and third tranche of share buy-back of up to USD 1.6 billion
-

Maintain expected total capital distribution for 2024 of around USD 14 billion
Anders Opedal, President and CEO of Equinor ASA:
“Our operational performance continued to be strong through the quarter and we delivered 3% production growth. This secured solid financial results. We maintain a competitive capital distribution, expecting to deliver a total of 14 billion dollars to our shareholders in
2024.”
“Field developments and high production contributes to energy security for Europe. To unlock further long-term value creation, we continue to optimise our portfolio. We also progressed our renewables projects and accessed three new licences for CO2 storage, to build a profitable business for a future low carbon energy system.”
Financial information Quarters Change First half
(unaudited, in USD million) Q2 2024 Q1 2024 Q2 2023 Q2 on Q2 2024 2023 Change
Net operating income/(loss) 7,656 7,631 7,051 9% 15,287 19,569 (22%)
Net income/(loss) 1,872 2,672 1,829 2% 4,545 6,795 (33%)
Basic earnings per share (USD) 0.65 0.91 0.60 9% 1.56 2.20 (29%)
Adjusted operating income* 7,482 7,533 7,799
1)
(4%) 15,015

19,715
1)
(24%)
Adjusted net income* 2,417 2,836 2,706 (11%) 5,253 6,570 (20%)
Adjusted earnings per share* (USD) 0.84 0.96 0.89 (5%) 1.81 2.13 (15%)
Cash flows provided by operating activities 1,611 9,021 1,857 (13%) 10,632 16,728 (36%)
Cash flow from operations after taxes paid* 1,898 5,840 (356) >(100%) 7,737 9,360 (17%)
Net cash flow* (4,222) 8 (10,758) 61% (4,214) (6,558) 36%
Operational information

Group average liquids price (USD/bbl) [1] 77.6 76.0 70.3 10% 76.8 71.9 7%
Total equity liquids

and gas production (mboe per day) [4]
2,048 2,164 1,994 3% 2,106 2,062 2%
Total power generation (GWh) Equinor share 1,083 1,277 947 14% 2,360 2,110 12%
Renewable power generation (GWh) Equinor share 655 774 345 90% 1,429 869 64%
*
For items marked with an asterisk throughout this report, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures
1) Restated due to amended principles for ‘over-/underlift'. For further information see Amended principles for Adjusted operating income in the section 'Use and
reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

Equinor second quarter 2024

Key figures by segment
Adjusted operating
income*
E&P equity liquids
and

gas production
Total power
generation Equinor
share
(USD million) (mboe/day) (GWh)
E&P Norway
6,129

1,375

21

E&P International
699

336

E&P USA
264

337

MMP
521

428

REN (90)

634

Other incl. eliminations (40)
Equinor Group Q2 2024
7,482

2,048

1,083

Equinor Group Q2 2023 7,799
1)
1,994

947

Equinor Group first half 2024
15,015

2,106

2,360

Equinor Group first half 2023 19,715
1)
2,062

2,110

Equinor second quarter 2024

Health, safety and the environment
Twelve months average per Full year
Q2 2024 2023
Serious incident frequency (SIF) 0.3 0.4
First half Full year
2024 2023
Upstream CO
2

intensity (kg CO
2
/boe) 6.3 6.7
First half First half
2024 2023
Absolute scope 1+2 GHG emissions (million tonnes CO
2
e) 5.6 5.8
30 June 31 December %-point
Net debt to capital employed adjusted*
2024 2023 change
Net debt to capital employed adjusted* (3.4%) (21.6%) 18.2
Dividend
(USD per share) Q2 2024 Q1 2024 Q2 2023
Ordinary cash dividend per share 0.35 0.35 0.30
Extraordinary cash dividend per share 0.35 0.35 0.60
In the first six months of 2024 Equinor settled shares in the market under the 2023 and 2024 share buy-back programmes of USD 947 million.
Strong operational performance
Equinor delivered a total equity production of 2,048 mboe per day in the second quarter, up from 1,994 mboe per day in the same quarter last year.
On the NCS, strong operational performance and lower impact from turnarounds, together with new production from the Breidablikk field contributed to a production growth of 5% compared to the second quarter last year. High production particularly from the Troll and Oseberg fields contributed to a 13% increase in gas production, compared to the same period last year.
Internationally, the Buzzard field in the UK and new wells contributed with new production but was more than offset by lower production from the US due to turnarounds offshore and planned curtailments onshore to capture higher value when demand is higher.
In the quarter, Equinor completed seven exploration wells offshore, including the Argerich well in Argentina, with no commercial discoveries. Seven wells were ongoing at the quarter end.
In the second quarter, Equinor produced 655 GWh from renewables, up 90% from the same quarter last year. Production from onshore power plants contributed with more than half of the production in the quarter, mainly from the Rio Energy assets and
Mendubim solar plants in Brazil, as well as new production in Poland. The offshore windfarms contributed to the growth with strong production.
Strategic progress
Equinor’s NCS portfolio progressed in the quarter. Equinor and its partners made an investment decision for further development of gas infrastructure in the Troll West gas province, contributing to energy security to Europe long-term. The Johan Castberg FPSO left the dock for inshore testing and is on track for sail away to the Barents Sea later this summer. The production started from the partner-operated Hanz field in April and from the Kristin South area in July.
Equinor continued to optimise the portfolio through strategic business development. This quarter an agreement with Petoro was announced to harmonise equity interest in the Haltenbanken area to increase long-term value creation, and a divestment of interests in the Gina Krog area. The swap transaction to increase profitability in the US onshore business, exiting the operated position in Ohio and increasing its position in partner-operated assets in Northern Marcellus in Pennsylvania was closed.
Equinor accessed CO2 storage capacity opportunities of 17 million tonnes per year with the awarded three new licences Kinna and
Albondigas on the NCS, and the Kalundborg licence onshore Denmark.
In the UK, construction is progressing on Dogger Bank A offshore wind farm with 27 turbines either fully or partly installed. The project targets full commercial operations during the first half of 2025. Based on this the expected growth in power production from renewables assets in 2024 is now adjusted to be around 70% from the 2023-level.
Solid financial results
Equinor delivered adjusted operating income* of USD 7.48 billion, of which USD 6.13 billion from the E&P Norway, USD 699 million from E&P international and USD 264 million from E&P USA.

Equinor second quarter 2024

The Marketing, Midstream & Processing (MMP) segment delivered adjusted operating income* of USD 521 million, mainly from the
Gas and Power business, including strong results from LNG trading.
Adjusted operating income* from Renewables was negative USD 90 million, as the costs of project development exceeds the earnings from assets in operations which was USD 41 million in the quarter.
Cash flow from operating activities before taxes paid and working capital items amounted to USD 9.75 billion for the second quarter.

Cash flow from operations after taxes paid* was USD 1.90 billion for the quarter, and USD 7.74 billion year to date. Equinor paid two
NCS tax instalments, totalling USD 6.98 billion in the quarter. Organic capital expenditure* was USD 2.89 billion for the quarter, and total capital expenditures were USD 4.78 billion. After taxes, capital distribution to shareholders and investments, net cash flow*
ended at negative USD 4.22 billion in the second quarter.
Adjusted net debt to capital employed ratio* was negative 3.4% at the end of the second quarter, compared to negative 19.8% at the end of the first quarter of 2024. The calculation of net debt ratio includes the effect of the Norwegian state’s share of the share buy-
back, at USD 4.02 billion paid in July.
Capital distribution
The board of directors has decided an ordinary cash dividend of USD 0.35 per share, and to continue the extraordinary cash dividend of USD 0.35 per share for the second quarter of 2024, in line with communication at the Capital Markets Update in February.
Expected total capital distribution for 2024 is around USD 14 billion, including a share buy-back programme of up to USD 6 billion.
The board has decided to initiate a third tranche of the share buy-back programme of up to USD 1.6 billion. The third tranche will commence on 25 July and end no later than 22 October 2024.
The second tranche of the share buy-back programme for 2024 was completed on 19 July 2024 with a total value of USD 1.6 billion.
All share buy-back amounts include shares to be redeemed from the Norwegian State.
*For items marked with an asterisk throughout this report, see Use and reconciliation of non-GAAP financial measures in the
Supplementary disclosures.

Equinor second quarter 2024

GROUP REVIEW
Financial information Quarters Change First half
(unaudited, in USD million) Q2 2024 Q1 2024 Q2 2023 Q2 on Q2 2024 2023 Change
Total revenues and other income 25,538 25,135 22,872 12% 50,673 52,096 (3%)
Total operating expenses (17,883) (17,504) (15,821) 13% (35,386) (32,527) 9%
Net operating income/(loss) 7,656 7,631 7,051 9% 15,287 19,569 (22%)
Net financial items (126) 366 323 >(100%) 240 1,512 (84%)
Income tax (5,658) (5,325) (5,545) 2% (10,983) (14,286) (23%)
Net income/(loss) 1,872 2,672 1,829 2% 4,545 6,795 (33%)
Adjusted total revenues and other income* 25,538 24,789

23,394
1)
9% 50,326

51,817
1)
(3%)
Adjusted purchases* [5] (12,325) (11,813) (10,676) 15% (24,138) (21,939) 10%
Adjusted operating and administrative expenses* (3,070) (2,832)

(2,758)
1)
11% (5,901)

(5,567)
1)
6%
Adjusted depreciation, amortisation and net impairments* (2,382) (2,345) (2,232) 7% (4,726) (4,430) 7%
Adjusted exploration expenses* (279) (266) 71 >(100%) (545) (167) >100%
Adjusted operating income* 7,482 7,533

7,799
1)
(4%) 15,015

19,715
1)
(24%)
Adjusted net financial items* 98 373 486 (80%) 472 923 (49%)
Income tax less tax effect on adjusting items (5,164) (5,071) (5,579) (7%) (10,234) (14,068) (27%)
Adjusted net income* 2,417 2,836 2,706 (11%) 5,253 6,570 (20%)
Basic earnings per share (in USD) 0.65 0.91 0.60 9% 1.56 2.20 (29%)
Adjusted earnings per share* (in USD) 0.84 0.96 0.89 (5%) 1.81 2.13 (15%)
Capital expenditures and Investments 2,950 2,483 2,842 4% 5,433 4,893 11%
Cash flows provided by operating activities 1,611 9,021 1,857 (13%) 10,632 16,728 (36%)
Cash flows from operations after taxes paid* 1,898 5,840 (356)
>100%

7,737 9,360 (17%)
Quarters Change First half
Operational information Q2 2024 Q1 2024 Q2 2023 Q2 on Q2 2024 2023 Change
Total equity liquid and

gas production (mboe/day)
2,048 2,164 1,994 3% 2,106 2,062 2%
Total entitlement

liquid and gas production (mboe/day)
1,916 2,039 1,861 3% 1,977 1,936 2%
Total Power generation (GWh) Equinor share 1,083 1,277 947 14% 2,360 2,110 12%
Renewable power generation (GWh) Equinor share 655 774 345 90% 1,429 869 64%
Average Brent oil price (USD/bbl) 84.9 83.2 78.4 8% 84.1 79.8 5%
Group average liquids price (USD/bbl) 77.6 76.0 70.3 10% 76.8 71.9 7%
E&P Norway average internal gas price (USD/mmbtu) 8.47 7.76 10.23 (17%) 8.10 14.12 (43%)
E&P USA average internal gas price (USD/mmbtu) 1.32 1.74 1.41 (6%) 1.54 2.22 (30%)

1) Restated due to amended principles for

‘over-/underlift '. For further information see Amended principles for Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.
Operations and financial results
Equinor continued to deliver consistently high production levels in the second quarter, supported by a strong operational performance amid seasonal turnaround activity, and reports a 3% growth in total equity liquid and gas production for the quarter from the second quarter of 2023.
The NCS delivered continued production growth driven by the ramp up of Breidablikk and well executed turnaround activities for the quarter and the first half of 2024 when compared to the prior year. Gas production from the NCS during the second quarter increased by 13% compared to the same period in the prior year, delivered by strong operations, effective turnarounds and supported in part by operational challenges which impacted key gas producing fields in the second quarter of 2023.

Equinor second quarter 2024

The international upstream business benefitted in the quarter from new wells on stream and volumes from the Buzzard field in the UK, which has been contributing from the third quarter of 2023. However, production volumes in the USA were impacted by turnaround activity in the Gulf of Mexico and curtailment of production in the Appalachian Basin, resulting in lower volumes for the second quarter relative to the same period in 2023. Production from the international upstream business was consistent with 2023 for the first half of the year.
The addition of onshore power plants in Brazil and Poland during 2023, and the start-up of Mendubim solar projects in 2024, drove an increase of 90% and 64% in renewable power generation for the second quarter and first half of 2024 respectively compared to 2023.
Power generation from Triton Power reduced compared to 2023 due to low clean spark spreads.

Higher production volumes, together with increased third-party sales, an overlift position and the higher liquids prices resulted in an increase in revenue in the second quarter of 2024 compared to 2023. The increase was partially offset by the reduction in gas prices from the second quarter of 2023.
Gas prices were lower in 2024 driving a downward trend in revenues for the first half of 2024 relative to 2023 despite the increase in production volumes.
In the second quarter of 2024 our Marketing, Midstream and Processing segment delivered good results from gas and power trading, particularly equity and third-party LNG trading. However, lower refinery throughput due to maintenance and reduced margins from physical sales negatively impacted this contribution.
Adjusted operating and administrative expenses* increased in the second quarter of 2024 due to higher production capacity across the portfolio, increased operations and maintenance activity and a change to a net overlift position in the quarter, partially offset by lower cost of purchases of CO
2

quotas. An underlift position in the first quarter of the year softened the increase in operational maintenance costs for the first half of 2024. Costs associated with the development and future capacity building of the renewables and low carbon solutions portfolios are also increasing and impacting the results.
The ramp up of new fields, increased production and the inclusion of Buzzard contributed to an overall increase in adjusted depreciation, amortisation and net impairments* in the second quarter and first half of 2024 compared to the same periods in 2023.
In the second quarter of 2024, exploration expenses include the impact of expensing a dry offshore well in Argentina. Exploration costs associated with Bacalhau were expensed earlier in the year. The prior year includes the capitalisation of previously expensed well costs resulting in an overall notable increase in exploration expenses for the second quarter and first half of 2024.
Net financial items in the quarter and in the first half of 2024 reduced from the same periods in the prior year due to less favourable foreign currency exchange movements of the USD versus the NOK.

Taxes and net financial result
The effective reported tax rate of 70.7% for the first half of 2024 increased compared to 67.8% in 2023 due to currency effects in entities that are taxable in other currencies than the functional currency. The effective reported tax rate of 75.1% for the second quarter of 2024 decreased compared to 75.2% in 2023. The decrease in effective tax rate was mainly due to lower share of income from jurisdictions with high tax rates partly offset by currency effects in entities that are taxable in other currencies than the functional currency.
The effective tax rate on adjusted operating income* of 68.5% for the first half of 2024 decreased compared to 70.6% in 2023 due to decreased prior period adjustments in 2024 compared with 2023.

The effective tax rate on adjusted operating income* of 71.2% for the second quarter of 2024 increased compared to 70.4% in 2023 due to higher share of adjusted operating income* from jurisdictions with high tax rates in 2024 compared to 2023.
An adjusted net income* result of USD 2,417 million and a net income of USD 1,872 million were recorded in the second quarter of
2024.

Cash flow, net debt and capital distribution
The strong operational performance in the second quarter of 2024 translated into solid financial results and cash flow provided by operating activities before taxes paid and working capital items of USD 9,748 million. The less favourable cash impact of financial instruments in the second quarter of 2024 impacts this operating result when compared to the same quarter in the prior year.
Cash flow from operations after taxes paid* increased compared to the second quarter of 2023, from an outflow of USD 356 million to an inflow of USD 1,898 million, primarily due to lower tax payments reflecting the lower price environment of 2023 relative to 2022. For the first half of 2024 cash flow from operations after taxes paid* was USD 7,737 million, down from USD 9,360 million in the prior year.

Equinor second quarter 2024

Taxes paid of USD 7,850 million in the second quarter have increased relative to the prior quarter primarily due to payment of the last two Norwegian corporation income tax instalments relating to 2023 results, totalling USD 6,982 million. One instalment was paid in the first quarter.
Working capital was stable in the second quarter of 2024 whereas the cash flow in the second quarter of 2023 was positively impacted by a working capital decrease of USD 2,214 million.
A negative net cash flow* of USD 4,222 million in the second quarter reflects the increased number of tax instalments from the prior quarter and continued high capital distribution levels. The net cash flow* has increased when compared to the second quarter of 2023 which is primarily due to the timing of the payment to the Norwegian state for the share buy-back programme. During 2023 a payment of USD 3,639 million was made in the second quarter whereas in 2024 the Norwegian state payment will be made in the third quarter.
During the quarter equity was impacted by capital distributions of USD 8.5 billion, including dividends from the previous two quarters and share buy-back of USD 4,484 million which includes the state’s share for the second, third and fourth tranches of the 2023 programme and the first tranche of the 2024 programme. This reduction in equity combined with a decrease in liquid assets in the quarter caused a movement in the net debt to capital employed adjusted ratio* at the end of June 2024 from negative 19.8% at the end of March 2024 to negative 3.4%.

The board of directors has decided an ordinary cash dividend of USD 0.35 per share, and to continue the extraordinary cash dividend of USD 0.35 per share for the second quarter of 2024, in line with communication at the Capital Markets Update in February.
Expected total capital distribution for 2024 is around USD 14 billion, including a share buy-back programme of up to USD 6 billion.
The board has decided to initiate a third tranche of the share buy-back programme of up to USD 1.6 billion. The third tranche will commence on 25 July and end no later than 22 October 2024.
The second tranche of the share buy-back programme for 2024 was completed on 19 July 2024 with a total value of USD 1.6 billion.
All share buy-back amounts include shares to be redeemed from the Norwegian State.
Health, safety and the environment
The twelve-month average serious incident frequency (SIF) for the period ending 30 June 2024 was 0.3, a decrease from 2023 which ended at 0.4.
Absolute scope 1+2 GHG emissions for Equinor’s operated production, on a 100% basis, were 5.6 million tonnes CO
2
e for the first
half of 2024. This represents a decrease of 0.2 million tonnes CO
₂
e from the first half of the prior year. Turnaround at Mongstad, partial electrification of Troll C and decommission of Heimdal impacted the result in the first half of 2024.

Equinor second quarter 2024

1
OUTLOOK

●
Organic capital expenditures*

are estimated at around USD 13 billion for 2024
.
●
Oil & gas production

for 2024 is estimated to be stable compared to the 2023 level [6].
●
Renewable power generation for 2024 is estimated to increase by around seventy percent compared to the 2023 level.
●

Equinor’s ambition is to keep the
unit of production cost

in the top quartile of its peer group.
●
Scheduled maintenance activity

is estimated to reduce equity production by around 55 mboe per day for the full year of 2024.
These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Deferral of production to create future value, gas off-take, timing of new capacity coming on stream and operational regularity and levels of industry product supply, demand and pricing represent the most significant risks related to the foregoing production guidance.

RISKS AND UNCERTAINTIES
The description of key risks in chapter 5.2 (Risk Factors) of Equinor's Integrated Annual Report for the year ended December 31,
2023, provides an overview of the principal risks and uncertainties which may affect Equinor in the remaining six months of the financial year. The Strategic and commercial risks, Security, safety and environmental risks, and Compliance and control risks described therein and summarised in the section “Forward Looking Statements” in the Supplementary disclosures could, separately or in combination, have an adverse effect on our operational and financial performance (including cash flows and liquidity), the implementation of our strategy, our reputation and the market price of our securities.

For further information, see “Forward Looking Statements” in the Supplementary disclosures.
1

USD/NOK exchange rate assumption of 10.

Equinor second quarter 2024

SUPPLEMENTARY

OPERATIONAL

DISCLOSURES

Operational information
Quarters Change First half
Operational information
Q2 2024 Q1 2024 Q2 2023 Q2 on Q2 2024 2023 Change
Prices
Average Brent oil price (USD/bbl) 84.9 83.2 78.4 8% 84.1 79.8 5%
E&P Norway average liquids price (USD/bbl) 80.6 79.3 73.6 9% 80.0 75.5 6%
E&P International average liquids price (USD/bbl) 75.4 73.8 66.6 13% 74.7 68.4 9%
E&P USA average liquids price (USD/bbl) 68.0 66.2 61.4 11% 67.1 61.4 9%
Group average liquids price (USD/bbl) [1] 77.6 76.0 70.3 10% 76.8 71.9 7%
Group average liquids price (NOK/bbl) [1] 833 799 753 11% 816 752 8%
E&P Norway average internal gas price (USD/mmbtu) [8] 8.47 7.76 10.23 (17%) 8.10 14.12 (43%)
E&P USA average internal gas price (USD/mmbtu) [8] 1.32 1.74 1.41 (6%) 1.54 2.22 (30%)
Realised piped gas price Europe (USD/mmbtu) [7] 9.94 9.41 11.46 (13%) 9.66 15.42 (37%)
Realised piped gas price US (USD/mmbtu) [7] 1.53 2.33 1.46 5% 1.96 2.36 (17%)
Refining reference margin (USD/bbl) [2] 7.9 7.4 8.2 (3%) 7.7 9.8 (22%)
Entitlement production (mboe per day)
E&P Norway entitlement liquids production 630 648 645 (2%) 639 643 (1%)
E&P International entitlement liquids production 227 250 221 3% 239 226 6%
E&P USA entitlement liquids production 132 138 140 (6%) 135 135 0%
Group entitlement liquids production 989 1,036 1,006 (2%) 1,012 1,004 1%
E&P Norway entitlement gas production 744 814 658 13% 779 732 7%
E&P International entitlement gas production 23 23 24 (5%) 23 28 (20%)
E&P USA entitlement gas production 160 165 173 (7%) 163 172 (5%)
Group entitlement gas production 927 1,002 855 8% 965 932 4%
Total entitlement

liquids and gas production [3]
1,916 2,039 1,861 3% 1,977 1,936 2%
Equity production (mboe per day)
E&P Norway equity liquids production 630 648 645 (2%) 639 643 (1%)
E&P International equity liquids production 302 316 290 4% 309 288 7%
E&P USA equity liquids production 148 153 157 (6%) 151 151 0%
Group equity liquids production 1,080 1,118 1,092 (1%) 1,099 1,082 2%
E&P Norway equity gas production 744 814 658 13% 779 732 7%
E&P International equity gas production 34 35 38 (10%) 35 44 (21%)
E&P USA equity gas production 189 197 206 (8%) 193 204 (6%)
Group equity gas production 968 1,046 902 7% 1,007 980 3%
Total equity liquids

and gas production [4]
2,048 2,164 1,994 3% 2,106 2,062 2%
Power generation
Power generation (GWh) Equinor share 1,083 1,277 947 14% 2,360 2,110 12%
Renewable power generation (GWh) Equinor share
1)
655 774 345 90% 1,429 869 64%
1) Includes Hywind Tampen

renewable power generation.

Equinor second quarter 2024

Health, safety and the environment
Twelve months
average per Full year
Q2 2024 2023
Total recordable injury

frequency (TRIF)
2.2 2.4
Serious Incident Frequency (SIF) 0.3 0.4
Oil and gas leakages (number of)
1)
9 10
First half Full year
2024 2023
Upstream CO
2

intensity (kg CO
2
/boe)
2)
6.3
6.7
First half First half
2024 2023
Absolute scope 1+2 GHG emissions (million tonnes CO
2
e)
3)
5.6 5.8
1)

Number of leakages with rate above 0.1 kg/second during the past 12 months.
2)

Operational control, total scope 1 emissions of CO
2

from exploration and production, divided by total production (boe).
3)

Operational control, total scope 1 and 2 emissions of CO
2

and CH
4.

Equinor second quarter 2024

EXPLORATION

& PRODUCTION NORWAY
Financial information Quarters Change First half
(unaudited, in USD million) Q2 2024 Q1 2024 Q2 2023 Q2 on Q2 2024 2023 Change
Total revenues and other income 8,426 7,879 8,282 2% 16,305 20,326 (20%)
Total operating expenses (2,297) (2,123) (2,082) 10% (4,420) (4,310) 3%
Net operating income/(loss) 6,129 5,756 6,200 (1%) 11,885 16,016 (26%)
Adjusted total revenues and other income* 8,426 7,879

8,294
1)
2% 16,305

20,435
1)
(20%)
Adjusted operating and administrative expenses* (982) (866)

(937)
1)
5% (1,848)

(1,914)
1)
(3%)
Adjusted depreciation, amortisation and net impairments* (1,206) (1,173) (1,064) 13% (2,379) (2,179) 9%
Adjusted exploration expenses* (109) (84) (80) 37% (193) (217) (11%)
Adjusted operating income/(loss)* 6,129 5,756

6,213
1)
(1%) 11,885

16,125
1)
(26%)
Additions to PP&E, intangibles and equity accounted
investments 1,579 1,372 1,624 (3%) 2,951 2,941 0%
Operational information Quarters Change First half
E&P Norway Q2 2024 Q1 2024 Q2 2023 Q2 on Q2 2024 2023 Change
E&P entitlement liquid and gas production (mboe/day) 1,375 1,462 1,304 5% 1,419 1,375 3%
Average liquids price (USD/bbl) 80.6 79.3 73.6 9% 80.0 75.5 6%
Average internal gas price (USD/mmbtu) 8.47 7.76 10.23 (17%) 8.10 14.12 (43%)
1) Restated due to amended principles for

‘over-/underlift '. For further information see Amended principles for Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.
Production & revenues
In the second quarter of 2024, E&P Norway exhibited strong production levels compared to the same quarter last year, which was marked by operational challenges on gas-producing fields. The higher production levels were supported by well-executed turnarounds, and ramp up of new fields, including Breidablikk and partner-operated Hanz. Gas production increased by 13%, whereas liquids production was down by 2% compared to the second quarter of 2023 . The decrease in liquids production was driven by natural decline and planned turnarounds

in various fields. These robust production levels in the second quarter contributed to the overall higher production in the first half of 2024 compared to the same period last year.
Although gas prices were lower in the second quarter of 2024 compared to the second quarter of last year, the liquids prices were higher. The development in liquids prices combined with robust gas production resulted in a relatively consistent level of revenues.
The sharp decline in gas prices during 2023 and into 2024 was the main driver of lower revenues for the first half of 2024.
Operating expenses and financial results

Higher operations and

maintenance costs increased

operating and administrative

expenses in the

second quarter of

2024 compared
to the

same period

last year.

This increase

was partially

offset by

the reduction

in CO
2

prices and

the Statfjord

area divestment.

In
contrast, operating

and administrative

expenses decreased

in the

first half

of 2024

compared to

the same

period last

year primarily
due to an underlift effect in the first quarter of 2024.
In

the

second

quarter

and

first

half

of

2024,

adjusted

depreciation,

amortisation

and

net

impairments*

increased

compared

to

the
same

periods

last

year

due

to

the

ramp

up

of

new

fields

and

field-specific

investments.

This

increase

was

partially

offset

by

the
impacts of prior period impairments.

Despite a lower exploration

activity level (9 wells

this quarter compared to

12 wells in the

second quarter last year),

a higher cost per
well

and lower

capitalisation rate

led

to an

increase in

exploration expenses

in

the second

quarter of

2024 compared

to the

same
quarter last

year.

Lower activity

level and

drilling cost,

partially offset

by lower

capitalisation rate

contributed to

reduced exploration
expenses in the first half of 2024 compared to the same period last year.

Equinor second quarter 2024

EXPLORATION

& PRODUCTION INTERNATIONAL
Financial information Quarters Change First half
(unaudited, in USD million) Q2 2024 Q1 2024 Q2 2023 Q2 on Q2 2024 2023 Change
Total revenues and other income 1,909 1,655 1,605 19% 3,563 3,153 13%
Total operating expenses (1,209) (1,039) (828) 46% (2,248) (1,995) 13%
Net operating income/(loss) 699 616 776 (10%) 1,316 1,158 14%
Adjusted total revenues and other income* 1,909 1,655

1,601
1)
19% 3,563

3,061
1)
16%
Adjusted purchases* (23) 34 (100) (77%) 10 (84) >(100%)
Adjusted operating and administrative expenses* (582) (395)

(412)
1)
41% (977)

(811)
1)
20%
Adjusted depreciation, amortisation and net impairments* (453) (529) (465) (3%) (983) (926) 6%
Adjusted exploration expenses* (151) (148) 173 >(100%) (299) 118 >(100%)
Adjusted operating income/(loss)* 699 616

797
1)
(12%) 1,316

1,357
1)
(3%)
Additions to PP&E, intangibles and equity accounted
investments 779 756 2,114 (63%) 1,535 2,565 (40%)
Operational information Quarters Change First half
E&P International Q2 2024 Q1 2024 Q2 2023 Q2 on Q2 2024 2023 Change
E&P equity liquid and gas production (mboe/day) 336 352 328 2% 344 332 4%
E&P entitlement liquid and gas production (mboe/day) 249 273 245 2% 261 254 3%
Production sharing agreements (PSA) effects 86 78 83 4% 82 78 6%
Average liquids price (USD/bbl) 75.4 73.8 66.6 13% 74.7 68.4 9%
1) Restated due to amended principles for ‘over-/underlift '. For further information see Amended principles for Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.
Production & Revenues

The growth in equity production in the second quarter and first half of 2024 compared to last year was mainly driven by new wells and the addition of the Buzzard field in the UK. Reduced turnaround activities, also contributed to the overall rise in production levels. This growth was partially offset by natural decline and operational issues in certain fields.
The increase in production sharing agreements (PSA) effects in the second quarter and first half of 2024 compared to the same periods last year was driven by higher production from Angola PSA fields and higher liquids prices.
The increase in

lifting in the

second quarter and

the first half

of 2024 compared

to same periods

last year,

along with higher

realised
prices contributed to the increase in revenues.

Operating expenses and financial results

Adjusted operating and administrative expenses* for the second quarter and first half of 2024 were higher relative to the same periods last year due to

increased production, higher liftings, and

a shift from a

net underlift position to

a net overlift position.

Additionally, the
inclusion of Buzzard field in the UK raised the overall cost base.
Depreciation in the second quarter of

this year remained mostly unchanged from

2023, as the addition of the

Buzzard field was offset
by the ACG classification as held for sale. However,

depreciation increased in the first half of 2024, due

to the addition of the Buzzard
field and

higher production

from certain

fields which

was partially

offset by

the cessation

of depreciation

on ACG

field in

Azerbaijan
following the divestment agreement with SOCAR.
The increase in exploration expenses in the second

quarter and first half of 2024 compared

to the same period in 2023 was

driven by
the capitalisation of

previously expensed exploration

wells in Brazil

from last year.

An expensed exploration

well in Argentina,

higher
seismic

activities

this

quarter,

and

the

expensing

of

Bacalhau

appraisal

well

costs

in

Brazil

in

the

first

quarter

of

this

year

also
contributed to the increase.

Equinor second quarter 2024

In the first half of 2023, net operating income was negatively impacted by the divestment from Corrib in early 2023.
The reduction

in additions

to PP&E,

intangibles, and

equity accounted

investments in

the current

quarter and

first half

year of

2024,
compared to the same periods in 2023, is primarily due to the acquisition of Suncor Energy UK Limited in the second quarter of 2023.

Equinor second quarter 2024

EXPLORATION

& PRODUCTION USA
Financial information
Quarters Change First half
(unaudited, in USD million)
Q2 2024 Q1 2024 Q2 2023 Q2 on Q2 2024 2023 Change
Total revenues and other income 1,001 1,055 976 3% 2,056 1,991 3%
Total operating expenses (737) (678) (772) (5%) (1,415) (1,447) (2%)
Net operating income/(loss) 264 377 204 29% 641 544 18%
Adjusted total revenues and other income* 1,001 1,055 976 3% 2,056 1,991 3%
Adjusted operating and administrative expenses* (291) (280) (283) 3% (571) (556) 3%
Adjusted depreciation, amortisation and net impairments* (427) (364) (445) (4%) (791) (801) (1%)
Adjusted exploration expenses* (19) (34) (22) (16%) (53) (68) (23%)
Adjusted operating income/(loss)* 264 377 226 17% 641 566 13%
Additions to PP&E, intangibles and equity accounted
investments 1,522 359 274
>100%

1,881 536
>100%

Operational information Quarters Change First half
E&P USA Q2 2024 Q1 2024 Q2 2023 Q2 on Q2 2024 2023 Change
E&P equity liquid and gas production (mboe/day) 337 350 363 (7%) 344 355 (3%)
E&P entitlement liquid and gas production (mboe/day) 292 303 313 (7%) 297 306 (3%)
Royalties 46 47 50 (8%) 46 48 (4%)
Average liquids price (USD/bbl) 68.0 66.2 61.4 11% 67.1 61.4 9%
Average internal gas price (USD/mmbtu) 1.32 1.74 1.41 (6%) 1.54 2.22 (30%)
Production & Revenues

In the second quarter and first half of 2024, E&P USA reports lower production compared to the same periods in 2023 mainly due turnaround activity in the Gulf of Mexico and curtailment of production affecting the Appalachia onshore assets. On 31 May 2024,
Equinor closed the transaction with EQT to divest an Appalachia operated asset and certain Appalachia non-operated properties in exchange for additional interests in our Appalachia non-operated properties in the North. The transaction had a minimal impact on the production for the quarter.
Revenues in the second quarter and first half of 2024 were impacted by lower production and lower gas prices following continued
oversupply in the Appalachia basin area. This was more than offset by higher liquids prices resulting in a 3% increase in revenue for both the second quarter and the first half of the year relative to the same periods in 2023.
Operating expenses and financial results

Operating and administration expenses slightly increased in the second quarter and first half of 2024 compared to the same periods last year. This increase was primarily due to higher well maintenance expenditures in multiple offshore assets, offset by lower offshore production which reduced transportation expenses.
Lower offshore production also resulted in a decrease in depreciation in the second quarter and first half of 2024 when compared to the same periods of 2023. This was partially offset by a depreciation expense related to an increase in abandonment cost estimate for a late life asset in the Gulf of Mexico.
Exploration expenditures were slightly lower in the second quarter of 2024, following the sanctioning of the Sparta project late in 2023, resulting in lower field development expenditures.
The increase in additions to PP&E, intangibles and equity accounted investments in the second quarter and first half year of 2024, compared to the same periods in 2023, is primarily attributed to the swap with EQT closed in the second quarter. This resulted in an
increase in the Northern Marcellus formation offset by a decrease from the Appalachia operated assets impacting PPE disposals.

Equinor second quarter 2024

MARKETING, MIDSTREAM & PROCESSING
Financial information Quarters Change First half
(unaudited, in USD million) Q2 2024 Q1 2024 Q2 2023 Q2 on Q2 2024 2023 Change
Total revenues and other income 25,190 24,824 22,639 11% 50,014 51,528 (3%)
Total operating expenses (24,693) (23,522) (22,489) 10% (48,215) (49,260) (2%)
Net operating income/(loss) 497 1,303 150 >100% 1,799 2,268 (21%)
Adjusted total revenues and other income* 25,189 24,478 23,150 9% 49,667 51,232 (3%)
Adjusted purchases* [5] (23,187) (22,026) (21,065) 10% (45,214) (46,409) (3%)
Adjusted operating and administrative expenses* (1,238) (1,337) (1,199) 3% (2,576) (2,429) 6%
Adjusted depreciation, amortisation and net
impairments* (242) (227) (221) 10% (469) (452) 4%
Adjusted operating income/(loss)* 521 887 665 (22%) 1,408 1,942 (28%)
- Gas and Power 509 529 426 19% 1,038 1,195 (13%)
- Crude, Products and Liquids 195 458 299 (35%) 654 809 (19%)
- Other (183) (101) (61) >100% (284) (62) >100%
Additions to PP&E, intangibles and equity
accounted investments 189 210 65 >100% 399 284 40%
Operational information Quarters Change First half
Q2 2024 Q1 2024 Q2 2023 Q2 on Q2 2024 2023 Change
Liquids sales volumes (mmbl) 253.8 247.6 233.4 9% 501.4 450.6 11%
Natural gas sales Equinor (bcm)
1)
15.4 16.8 14.1 9% 32.2 29.8 8%
Natural gas entitlement sales Equinor (bcm) 12.9 14.3 12.3 5% 27.3 26.6 2%
Power generation (GWh) Equinor share 428 503 602 (29%) 931 1,241 (25%)
Realised piped gas price Europe (USD/mmbtu) 9.94 9.41 11.46 (13%) 9.66 15.42 (37%)
Realised piped gas price US (USD/mmbtu) 1.53 2.33 1.46 5% 1.96 2.36 (17%)
1) Equinor natural gas sales volumes reported for the first quarter of 2024 were restated from 16.3 bcm to 16.8 bcm.
Volumes, Pricing & Revenues
Liquids sales volumes remained stable with the first quarter of 2024 and increased compared to the first half of 2023 primarily due to higher sales of third-party volumes.
Gas sales were lower compared to the first quarter of 2024 due to lower NCS gas production caused by maintenance activity. The increase in gas sales relative to the second quarter and first half of the prior year was driven by higher NCS gas production and third-
party sales, partially offset by lower EPI production.
Gas to power generation decreased compared to both the previous quarter and the first half of last year due to a lower clean spark spread.
Realised European piped gas price increased in the second quarter of 2024 compared to the previous quarter, due to an increase in market prices driven by geopolitical risks and supply disruptions. Compared to the same quarter last year, the realised European piped gas price decreased due to mild temperatures and

lower market prices driven by high storage levels and reduced demand.
Realised piped gas price in the US decreased in the second quarter of 2024 compared to the previous quarter due to high storage levels resulting from a mild winter in the first quarter. Compared to the second quarter of last year, prices increased slightly due to cuts in gas production in the second quarter of this year.

Equinor second quarter 2024

Financial Results
Gas and Power contributed significantly to adjusted operating income* during the second quarter of 2024, supported by strong equity and third-party LNG trading, along with the realisation of physical gas sales and geographical optimisation. Crude, Products, and
Liquids results were positively influenced by physical sales and shipping optimisation. The Other sub-segment was impacted by higher activity levels associated with developing low-carbon projects and reduced refinery throughput due to planned maintenance.
Adjusted operating income* decreased compared to the previous quarter. The result from Crude, Products and Liquids decreased from the significant contributions of the prior quarter, caused by lower margins from physical sales and less favourable results from paper trading. Lower refinery throughput also contributed to the reduction in adjusted operating income*.
Adjusted operating income* year to date was lower than the same period last year, driven by lower Crude, Products and Liquid margins, lower refinery throughput, reduced clean spark spread and higher costs associated with developing low carbon projects.
Net operating income includes the net effect of fair value change in commodity derivatives and storages, impairment reversal, changes in onerous provisions and operational storage value change.

Equinor second quarter 2024

RENEWABLES
Financial information Quarters Change First half
(unaudited, in USD million) Q2 2024 Q1 2024 Q2 2023 Q2 on Q2 2024 2023 Change
Revenues third party, other revenue and other income 12 29 8 42% 41 14 >100%
Net income/(loss) from equity accounted investments 37 30 (4) >(100%) 68 (11) >(100%)
Total revenues and other income 49 60 4 >100% 109 2 >100%
Total operating expenses (140) (280) (95) 48% (420) (182) >100%
Net operating income/(loss) (90) (220) (91) 0% (311) (180) (73%)
Adjusted total revenues and other income* 49 60 7 >100% 109 3 >100%
Adjusted operating and administrative expenses* (122) (121) (89) 37% (243) (167) 46%
Adjusted depreciation, amortisation and net
impairments* (18) (8) (2) >100% (26) (3) >100%
Adjusted operating income/(loss)* (90) (70) (84) (8%) (160) (167) 4%
Additions to PP&E, intangibles and equity accounted
investments 608 624 267
>100%

1,232 1,119 10%
Operational information Quarters Change First half
Q2 2024 Q1 2024 Q2 2023 Q2 on Q2 2024 2023 Change
Renewables power generation (GWh) Equinor share 634 739 335 89% 1,373 846 62%
Power generation
The substantial increase in

power generation in the

second quarter and

first half of 2024

compared to the

same periods of 2023

was
driven by

the addition

of onshore

power plants

in Brazil

and Poland,

and the

successful start

of production

at the

partner operated
Mendubim solar plants

in Brazil. Total

onshore renewables generated 347

GWh in the

second quarter of

2024. Despite the

delays in
completion

of

the

Dogger

Bank

A

wind

farm

until

2025,

offshore

wind

farms

generated

287

GWh,

with

the

majority

coming

from
Dudgeon, Sheringham Shoal and Arkona.
Total revenues and other income
The addition of onshore wind farms in operation in

Brazil and Poland increased the contribution to revenues third party,

other revenue
and other income in

the second quarter and

first half of 2024

compared to the same

periods last year.

Net income/(loss) from equity-
accounted investments increased significantly in the second quarter and first half of 2024 compared to the same periods in 2023.

The positive result from joint venture assets in operation remained stable compared to the second quarter of last year, as the increase in power generation was offset by lower prices. In the second quarter and first half of 2024, the increase in net results was driven by reduced project development costs compared to the same periods last year, following the capitalistion of Bałtyk, the offshore wind project in Poland,

in the third quarter of 2023, and the divestment of the Beacon Wind project through an asset swap transaction between Equinor and bp in the first quarter of 2024.
Operating expenses and financial results
Higher operating activity levels from ongoing development projects combined with increased business development expenditures contributed to an upward trend in operating and administrative expenses in the second quarter and first half of 2024 compared to the same periods last year. This increase was partially offset by favourable adjustments.

Net operating loss for the first half of 2024 increased compared to the same period of 2023, mainly due to a USD 147 million net loss following the asset swap transaction between Equinor and bp, under which Equinor took full ownership of the Empire Wind lease and projects and bp took full ownership of the Beacon Wind lease and projects in the first quarter of 2024.

Additions to PP&E, intangibles, and equity accounted investments for the second quarter of 2024 increased compared to the same quarter last year. In the second quarter of 2024, USD 24 million for onshore renewables and USD 576 million was allocated for offshore wind projects, primarily related to the South Brooklyn Marine Terminal (SBMT) in the US and investments related to projects in Europe.

Equinor second quarter 2024

CONDENSED INTERIM FINANCIAL STATEMENTS
Second quarter 2024
CONSOLIDATED STATEMENT

OF INCOME
Quarters First half
(unaudited, in USD million) Note
Q2 2024 Q1 2024 Q2 2023 2024 2023
Revenues 4 25,462 25,089 22,870 50,551 52,081
Net income/(loss) from equity accounted investments 12 33 11 44 54
Other income 65 14 (9) 78 (39)
Total revenues and

other income
2 25,538 25,135 22,872 50,673 52,096
Purchases [net of inventory variation] (12,145) (11,922) (10,867) (24,068) (22,102)
Operating expenses 3 (2,761) (2,630) (2,565) (5,391) (5,287)
Selling, general and administrative expenses (348) (341) (216) (690) (520)
Depreciation, amortisation and net impairments (2,348) (2,345) (2,243) (4,693) (4,443)
Exploration expenses (279) (266) 71 (545) (176)
Total operating expenses 2 (17,883) (17,504) (15,821) (35,386) (32,527)
Net operating income/(loss) 2 7,656 7,631 7,051 15,287 19,569
Interest income and other financial income 495 560 618 1,055 1,208
Interest expenses and other financial expenses

(394) (416) (418) (811) (880)
Other financial items

(226) 222 123 (4) 1,184
Net financial items 5 (126) 366 323 240 1,512
Income/(loss) before tax

7,530 7,998 7,374 15,527 21,081
Income tax 6 (5,658) (5,325) (5,545) (10,983) (14,286)
Net income/(loss) 1,872 2,672 1,829 4,545 6,795
Attributable to equity holders of the company 1,861 2,668 1,824 4,528 6,785
Attributable to non-controlling interests 12 5 6 16 10
Basic earnings per share (in USD) 0.65 0.91 0.60 1.56 2.20
Diluted earnings per share (in USD) 0.65 0.91 0.60 1.56 2.20
Weighted average number of ordinary shares outstanding (in millions) 2,850 2,938 3,042 2,894 3,080
Weighted average number of ordinary shares outstanding diluted (in millions) 2,856 2,942 3,049 2,899 3,086

Equinor second quarter 2024

CONSOLIDATED STATEMENT

OF COMPREHENSIVE INCOME
Quarters First half
(unaudited, in USD million)
Q2 2024 Q1 2024 Q2 2023 2024 2023
Net income/(loss) 1,872 2,672 1,829 4,545 6,795
Actuarial gains/(losses) on defined benefit pension plans 74 513 544 587 598
Income tax effect on income and expenses recognised in OCI
1)
(14) (117) (121) (131) (137)
Items that will not be reclassified to the Consolidated statement of income 60 396 423 456 461
Foreign currency translation effects 158 (1,094) (45) (937) (1,471)
Share of OCI from equity accounted investments (3) 8 92 5 27
Items that may be subsequently reclassified to the Consolidated statement of income 155 (1,087) 47 (932) (1,444)
Other comprehensive income/(loss) 215 (691) 470 (476) (984)
Total comprehensive

income/(loss)
2,088 1,982 2,299 4,069 5,811
Attributable to the equity holders of the company 2,076 1,977 2,293 4,053 5,801
Attributable to non-controlling interests 12 5 6 16 10
1) Other comprehensive income (OCI).

Equinor second quarter 2024

CONSOLIDATED BALANCE SHEET
At 30 June At 31 December
(in USD million) Note 2024 (unaudited) 2023 (audited)
ASSETS
Property, plant and equipment 2 58,540 58,822
Intangible assets 3 6,245 5,709
Equity accounted investments 2,403 2,508
Deferred tax assets 7,274 7,936
Pension assets 1,603 1,260
Derivative financial instruments 570 559
Financial investments 3,588 3,441
Prepayments and financial receivables 7 1,336 1,291

Total non-current

assets
81,560 81,525

Inventories 3,188 3,814
Trade and other receivables
1)
11,124 13,204
Prepayments and financial receivables
1)
3,972 3,729
Derivative financial instruments 816 1,378
Financial investments 23,360 29,224
Cash and cash equivalents
2)
8,641 9,641

Total current assets 51,101 60,990

Assets classified as held for sale 3 1,480 1,064

Total assets 134,142 143,580

EQUITY AND LIABILITIES
Shareholders' equity 43,671 48,490
Non-controlling interests 29 10

Total equity 43,700 48,500

Finance debt 5 20,703 22,230
Lease liabilities 2,411 2,290
Deferred tax liabilities 13,260 13,345
Pension liabilities 3,724 3,925
Provisions and other liabilities 7 13,967 15,304
Derivative financial instruments 2,153 1,795

Total non-current

liabilities
56,218 58,890

Trade and other payables
3)
9,173 9,556
Provisions and other liabilities
3)
2,278 2,314
Current tax payable 6 9,935 12,306
Finance debt 5, 7 8,178 5,996
Lease liabilities 1,305 1,279
Dividends payable 1,936 2,649
Derivative financial instruments 678 1,619

Total current liabilities 33,483 35,719

Liabilities directly associated with the assets classified as held for sale

3 740 471

Total liabilities 90,441 95,080

Total equity and liabilities 134,142 143,580
1) Disaggregated from the line-item Trade and other receivables starting from the first quarter of 2024.

Equinor second quarter 2024

2) Includes collateral deposits of USD 1.3 billion for 30 June 2024 related to certain requirements set out by exchanges where Equinor is
participating. The corresponding figure for 31 December 2023 is USD 1.6 billion.
3) Disaggregated from the line-item Trade, other payables and provisions starting from the first quarter of 2024.

Equinor second quarter 2024

CONSOLIDATED STATEMENT

OF CHANGES IN EQUITY
(unaudited, in USD million)
Share
capital
Additional
paid-in
capital
Retained
earnings
Foreign
currency
translation
reserve
OCI from
equity
accounted
investments
Share-
holders'
equity
Non-
controlling
interests Total equity
At 1 January 2023 1,142 3,041 58,236 (8,855) 424 53,988 1 53,989
Net income/(loss) 6,785 6,785 10 6,795
Other comprehensive
income/(loss) 461 (1,471) 27 (984) (984)
Total comprehensive
income/(loss) 5,811
Dividends (5,481) (5,481) (5,481)
Share buy-back (42) (4,543) (4,585) (4,585)
Other equity transactions (4) (4) (4)
At 30 June 2023

1,101 (1,507) 60,001 (10,326) 451 49,719 11 49,730
At 1 January 2024 1,101 0 56,521 (9,442) 310 48,490 10 48,500
Net income/(loss) 4,528 4,528 16 4,545
Other comprehensive
income/(loss) 456 (937) 5 (476) (476)
Total comprehensive
income/(loss) 4,069
Dividends (3,983) (3,983) (3,983)
Share buy-back
1)
(4,880) (4,880) (4,880)
Other equity transactions (9) (9) 3 (6)
At 30 June 2024 1,101 0 52,634 (10,379) 315 43,671 29 43,700
1) For more information see note 8 Capital distribution.

Equinor second quarter 2024

CONSOLIDATED STATEMENT

OF CASH FLOWS
Quarters First half First half
(unaudited, in USD million) Note
Q2 2024 Q1 2024 Q2 2023 2024 2023
Income/(loss) before tax 7,530 7,998 7,374 15,527 21,081
Depreciation, amortisation and net impairments, including exploration write-
offs 2,346 2,426 2,020 4,772 4,310
(Gains)/losses on foreign currency transactions and balances 5 193 (303) (197) (110) (1,152)
(Gains)/losses on sale of assets and businesses 3 (11) 130 27 118 260
(Increase)/decrease in other items related to operating activities
1), 2)
(737) (882) (276) (1,619) (601)
(Increase)/decrease in net derivative financial instruments 138 127 1,213 264 1,540
Interest received 555 406 627 961 904
Interest paid (266) (212) (303) (478) (553)
Cash flows provided by operating activities before taxes paid and working capital items 9,748 9,689 10,485 19,437 25,789
Taxes paid (7,850) (3,849) (10,841) (11,700) (16,430)
(Increase)/decrease in working capital (286) 3,181 2,214 2,894 7,369
Cash flows provided by operating activities

1,611 9,021 1,857 10,632 16,728
Cash (used)/received in business combinations 3 (467) (0) (803) (467) (1,055)
Capital expenditures and investments 3 (2,950) (2,483) (2,842) (5,433) (4,893)
(Increase)/decrease in financial investments 4,185 507 11,241 4,692 6,132
(Increase)/decrease in derivative financial instruments 99 (46) (738) 53 (1,540)
(Increase)/decrease in other interest-bearing items (283) (210) (24) (493) 39
Proceeds from sale of assets and businesses
3)
3 50 60 71 110 118
Cash flows provided by/(used in) investing activities 633 (2,172) 6,905 (1,538) (1,199)
Repayment of finance debt 0 (1,900) (300) (1,900) (2,476)
Repayment of lease liabilities (375) (373) (336) (748) (668)
Dividends paid (2,072) (2,649) (2,725) (4,721) (5,586)
Share buy-back (398) (550) (4,079) (947) (4,540)
Net current finance debt and other financing activities
2)
(471) (1,156) 1,101 (1,626) 1,974
Cash flows provided by/(used in) financing activities (3,315) (6,627) (6,338) (9,942) (11,296)
Net increase/(decrease) in cash and cash equivalents (1,070) 222 2,424 (849) 4,233
Effect of exchange rate changes on cash and cash equivalents 29 (181) (154) (152) (162)
Cash and cash equivalents at the beginning of the period (net of overdraft) 9,682 9,641 17,380 9,641 15,579
Cash and cash equivalents at the end of the period (net of overdraft)
4)
8,641 9,682 19,650 8,641 19,650
1)

The line item includes a fair value gain related to inventory of USD 130 million in the second quarter 2024 and a gain of USD 607 million in first half of 2024. The corresponding amount in second quarter 2023 was a fair value loss of USD 214 million and a loss of USD

234
million in the first half of 2023.
2)

Cash flows related to variation margin collaterals on over-the-counter (OTC) commodity derivatives form part of Equinor's principal
revenue-making activities. From 1 January 2024, these cash flows are therefore presented within the line-item

(Increase)/decrease in
other items related to operating activities. In previous periods these cash flows have been presented within the line-item

Net current
finance debt and other financing activities. Comparative figures have not been restated due to immateriality.
3)

In the first half of 2023 this line item includes cash consideration net of cash disposed, related to the disposal of Equinor Energy Ireland
Limited at closing date 31 March 2023.

4)

At 30 June 2024, 31 December 2023 and 30 June 2023, cash and cash equivalents net overdraft were zero.

Equinor second quarter 2024

Notes to the Condensed interim financial statements
1 Organisation and basis of preparation
Organisation and principal activities
Equinor Group (Equinor) consists of Equinor ASA and its subsidiaries. Equinor ASA is incorporated and domiciled in Norway and listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA). The registered office address is Forusbeen 50, N-4035,
Stavanger, Norway.
The objective of Equinor is to develop, produce and market various forms of energy and derived products and services, as well as other businesses. The activities may also be carried out through participation in or cooperation with other companies. Equinor Energy
AS, a 100% owned operating subsidiary of Equinor ASA and owner of all of Equinor's oil and gas activities and net assets on the
Norwegian continental shelf, is a co-obligor or guarantor of certain debt obligations of Equinor ASA.
Equinor's condensed interim financial statements for the second quarter of 2024 were authorised for issue by the board of directors on
23 July 2024.
Basis of preparation
These condensed interim financial statements are prepared in accordance with IAS 34 Interim Financial Reporting as issued by the
International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The condensed interim financial statements do not include all the information and disclosures required by IFRS® Accounting Standards for a complete set of financial statements and should be read in conjunction with the Consolidated annual financial statements for 2023. IFRS Accounting Standards as adopted by the EU differs in certain respects from IFRS Accounting Standards as issued by the IASB, however the differences do not impact Equinor's financial statements for the periods presented.
Certain amounts in the comparable years have been reclassified to conform to current year presentation. As a result of rounding differences, numbers or percentages may not add up to the total.

The condensed interim financial statements are unaudited.
Accounting policies
The accounting policies applied in the preparation of the condensed interim financial statements are consistent with those used in the preparation of Equinor’s consolidated annual financial statements for 2023. A description of the material accounting policies is included in Equinor’s consolidated annual financial statements for 2023. When determining fair value, there have been no changes to the valuation techniques or models and Equinor applies the same sources of input and the same criteria for categorisation in the fair value hierarchy as disclosed in the consolidated annual financial statements for 2023.
For information about IFRS Accounting Standards, amendments to IFRS Accounting Standards and IFRIC® Interpretations effective from 1 January 2024, that could affect the consolidated financial statements, please refer to note 2 in Equinor’s consolidated financial statements for 2023. None of the amendments to IFRS Accounting Standards effective from 1 January 2024 has had a significant impact on the condensed interim financial statements. Equinor has not early adopted any IFRS Accounting Standards, amendments to IFRS Accounting Standards or IFRIC Interpretations issued, but not yet effective.
Use of judgements and estimates
The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are reviewed on an on-going basis and are based on historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. Please refer to note 2 in Equinor’s consolidated financial statements for 2023 for more information about accounting judgement and key sources of estimation uncertainty. See note 2 Segments in this report for further information about management’s future commodity price assumptions and long-term NOK currency exchange rate assumptions.

Equinor second quarter 2024

2 Segments
Equinor’s operations are managed through operating segments identified on the basis of those components of Equinor that are regularly reviewed by the chief operating decision maker, Equinor's Corporate Executive Officer (CEO). The reportable segments
Exploration & Production Norway (E&P Norway), Exploration & Production International (E&P International), Exploration & Production
USA (E&P USA), Marketing, Midstream & Processing (MMP) and Renewables (REN) correspond to the operating segments. The operating segments Projects, Drilling & Procurement (PDP), Technology,

Digital & Innovation (TDI) and Corporate staff and functions are aggregated into the reportable segment Other based on materiality. The majority of the costs in PDP and TDI is allocated to the three Exploration & Production segments, MMP and REN.
The accounting policies of the reporting segments equal those applied in these condensed interim financial statements,

except for the
line-item Additions to PP&E, intangibles and equity accounted investments in which movements related to changes in asset retirement obligations are excluded as well as provisions for onerous contracts which reflect only obligations towards group external parties. The measurement basis of segment profit is net operating income/(loss). Deferred tax assets, pension assets, non-current financial assets, total current assets and total liabilities are not allocated to the segments. Transactions between the segments, mainly from the sale of crude oil, gas, and related products, are performed at defined internal prices which have been derived from market prices. The transactions are eliminated upon consolidation.
Second quarter 2024
E&P
Norway

E&P
International
E&P

USA MMP REN Other
Eliminations

Total Group (in USD million)
Revenues third party 60 162 72 25,135 6 27 0 25,462
Revenues and other income inter-segment 8,304 1,742 919 86 6 8 (11,065) 0
Net income/(loss) from equity accounted
investments 0 5 0 (30) 37 0 0 12
Other income 62 0 9 (0) 0 (6) 0 65
Total revenues and

other income

8,426 1,909 1,001 25,190 49 28 (11,065) 25,538
Purchases [net of inventory variation] 0 (23) 0 (23,206) 0 0 11,084 (12,145)
Operating, selling, general and
administrative expenses (982) (582) (291) (1,279) (122) (33) 179 (3,110)
Depreciation and amortisation (1,206) (453) (427) (242) (15) (35) 0 (2,379)
Net impairment (losses)/reversals 0 0 0 33 (3) 0 0 31
Exploration expenses (109) (151) (19) 0 0 0 0 (279)
Total operating

expenses
(2,297) (1,209) (737) (24,693) (140) (69) 11,263 (17,883)
Net operating income/(loss) 6,129 699 264 497 (90) (40) 198 7,656
Additions to PP&E, intangibles and equity
accounted investments 1,579 779 1,522 189 608 101 (0) 4,779
Balance sheet information
Equity accounted investments

4 0 0 759 1,490 148 2 2,403
Non-current segment assets

27,812 18,151 11,345 3,811 2,700 966 0 64,785
Non-current assets not allocated to
segments

14,372
Total non-current

assets

81,560
Assets held for sale 364 1,116 0 0 0 0 0 1,480

Equinor second quarter 2024

First quarter 2024
E&P
Norway

E&P
International
E&P

USA MMP REN Other
Eliminations

Total Group (in USD million)
Revenues third party 55 183 67 24,733 26 25 0 25,089
Revenues and other income inter-segment 7,852 1,470 968 92 3 8 (10,393) 0
Net income/(loss) from equity accounted
investments 0 3 0 (1) 30 0 0 33
Other income (28) (1) 20 0 0 23 0 14
Total revenues and

other income

7,879 1,655 1,055 24,824 60 55 (10,393) 25,135
Purchases [net of inventory variation] 0 34 0 (21,968) 0 0 10,012 (11,922)
Operating, selling, general and
administrative expenses (866) (395) (280) (1,326) (272) (46) 213 (2,971)
Depreciation and amortisation (1,173) (529) (364) (227) (8) (36) 0 (2,337)
Net impairment (losses)/reversals 0 0 0 0 0 (7) 0 (7)
Exploration expenses (84) (148) (34) 0 0 0 0 (266)
Total operating expenses (2,123) (1,039) (678) (23,522) (280) (89) 10,226 (17,504)
Net operating income/(loss) 5,756 616 377 1,303 (220) (34) (167) 7,631
Additions to PP&E, intangibles and equity
accounted investments 1,372 756 359 210 624 40 0 3,361

Equinor second quarter 2024

Second quarter 2023
E&P
Norway

E&P
International
E&P

USA MMP REN Other
Eliminations

Total Group (in USD million)
Revenues third party 67 185 75 22,514 11 19 0 22,870
Revenues and other income inter-segment 8,223 1,394 902 135 0 8 (10,661) 0
Net income/(loss) from equity accounted
investments 0 24 0 (9) (4) 0 0 11
Other income (8) 1 0 0 (2) (0) 0 (9)
Total revenues and

other income
8,282 1,605 976 22,639 4 27 (10,661) 22,872
Purchases [net of inventory variation] 0 (100) 0 (21,094) 0 0 10,327 (10,867)
Operating, selling, general and
administrative expenses (937) (436) (305) (1,172) (93) (9) 172 (2,781)
Depreciation and amortisation (1,064) (465) (445) (221) (2) (35) 0 (2,231)
Net impairment (losses)/reversals 0 0 0 (2) 0 (10) 0 (12)
Exploration expenses (80) 173 (22) 0 0 0 0 71
Total operating expenses (2,082) (828) (772) (22,489) (95) (54) 10,499 (15,821)
Net operating income/(loss) 6,200 776 204 150 (91) (26) (162) 7,051
Additions to PP&E, intangibles and equity
accounted investments 1,624 2,114 274 65 267 0 0 4,345

Equinor second quarter 2024

First half 2024
E&P
Norway

E&P
Internationa
l
E&P

USA MMP REN Other
Eliminations

Total Group (in USD million)
Revenues third party 116 345 139 49,868 32 51 0 50,551
Revenues inter-segment 16,156 3,212 1,887 178 9 16 (21,457) 0
Net income/(loss) from equity accounted
investments 0 8 0 (31) 68 0 0 44
Other income 33 (1) 30 0 0 16 0 78
Total revenues and

other income

16,305 3,563 2,056 50,014 109 84 (21,457) 50,673
Purchases [net of inventory variation] 0 10 0 (45,174) 0 (0) 21,096 (24,068)
Operating, selling, general and
administrative expenses (1,848) (977) (571) (2,605) (394) (79) 392 (6,081)
Depreciation and amortisation (2,379) (983) (791) (469) (23) (71) 0 (4,716)
Net impairment (losses)/reversals 0 0 0 33 (3) (7) 0 23
Exploration expenses (193) (299) (53) 0 0 0 0 (545)
Total operating expenses (4,420) (2,248) (1,415) (48,215) (420) (157) 21,488 (35,386)
Net operating income/(loss) 11,885 1,316 641 1,799 (311) (74) 31 15,287
Additions to PP&E, intangibles and equity
accounted investments 2,951 1,535 1,881 399 1,232 142 (0) 8,140

Equinor second quarter 2024

First half 2023
E&P
Norway

E&P
International
E&P

USA MMP REN Other
Eliminations

Total Group (in USD million)
Revenues third party 116 513 136 51,258 14 44 0 52,081
Revenues inter-segment 20,315 2,603 1,855 217 0 17 (25,007) 0
Net income/(loss) from equity accounted
investments 0 35 0 31 (11) 0 0 54
Other income (105) 1 0 23 0 41 0 (39)
Total revenues and

other income
20,326 3,153 1,991 51,528 2 102 (25,007) 52,096
Purchases [net of inventory variation] (0) (84) 0 (46,453) 0 (0) 24,434 (22,102)
Operating, selling, general and
administrative expenses (1,914) (1,095) (577) (2,351) (179) (142) 453 (5,806)
Depreciation and amortisation (2,179) (926) (801) (452) (3) (68) 0 (4,429)
Net impairment (losses)/reversals 0 0 0 (4) 0 (10) 0 (14)
Exploration expenses (217) 110 (68) 0 0 0 0 (176)
Total operating expenses (4,310) (1,995) (1,447) (49,260) (182) (220) 24,887 (32,527)
Net operating income/(loss) 16,016 1,158 544 2,268 (180) (118) (120) 19,569
Additions to PP&E, intangibles and equity
accounted investments 2,941 2,565 536 284 1,119 79 0 7,524

Equinor second quarter 2024

Changes to accounting assumptions
Management’s future commodity price assumptions and currency assumptions are used for value in use impairment testing. While there are inherent uncertainties in the assumptions, the commodity price assumptions as well as currency assumptions reflect management’s best estimate of the price and currency development over the life of the Group’s assets based on its view of relevant current circumstances and the likely future development of such circumstances, including energy demand development, energy and climate change policies as well as the speed of the energy transition, population and economic growth, geopolitical risks, technology and cost development and other factors. Management’s best estimate also takes into consideration a range of external forecasts.
Equinor has performed a thorough and broad analysis of the expected development in drivers for the different commodity markets and exchange rates. Significant uncertainty exists regarding future commodity price development due to the transition to a lower carbon economy, future supply actions by OPEC+ and other factors. Such analysis resulted in changes in the long-term price assumptions with effect from the second quarter of 2024. The main price assumptions applied in impairment and impairment reversal assessments are disclosed in the table below as price-points on price curves. Previous price-points applied from the second quarter of 2023 up to and including the first quarter of 2024 are provided in brackets.
Further, with effect from the second quarter of 2024, Equinor implemented new long-term exchange rates. The USD/NOK rate has been revised to 10.0 (previously 8.5), the EUR/NOK rate has been revised to 11.5 (previously 10.0) and the USD/GBP rate has been revised to 1.30 (previously 1.35).

This conclusion is supported by the historical 5-year average and forward spot prices in the currency market.
Year

Prices in real terms
1)
2030 2040 2050
Brent Blend (USD/bbl) 80 (80) 75 (75) 70 (70)
European gas (USD/mmBtu) - TTF 8.3 (9.4) 9.5 (9.8) 9.5 (9.8)
Henry Hub (USD/mmBtu) 4.3 (4.5) 4.5 (4.4) 4.5 (4.4)
Electricity Germany (EUR/MWh) 71 (80) 74 (73) 74 (73)
EU ETS (EUR/tonne) 101 (107) 136 (131) 165 (153)
1) Basis year 2024, i.e prices have been adjusted for inflation and are presented in real 2024 terms.
Non-current assets by country
At 30 June At 31 December
(in USD million) 2024 2023
Norway 31,666 32,977
USA 13,830 12,587
Brazil 11,033 10,871
UK 5,600 5,535
Canada 1,099 1,157
Angola 1,093 1,103
Denmark 954 973
Argentina 693 648
Poland 568 447
Algeria 413 474
Other 239 265
Total non-current

assets
1)
67,188 67,038
1) Excluding deferred tax assets, pension assets and non-current financial assets. Non-current assets are attributed to country of operations.
3 Acquisitions and disposals

Acquisition and disposals
Swap of onshore oil & gas assets in the US

Equinor second quarter 2024

On 31 May 2024, Equinor and EQT Corporation closed the swap transaction in which Equinor sold its 100% interest in the Marcellus and Utica shale formations in the Appalachian Basin, located in southeastern Ohio, and transferred the operatorship to EQT. In exchange, Equinor acquired 40% of EQT’s non-operated working interest in the Northern Marcellus shale formation in Pennsylvania.
Following the transaction, Equinor has increased its average working interest from 15.7% to 25.7% in certain Chesapeake-operated
Northern Marcellus gas units. Equinor paid a cash consideration of USD 467 million (net of interim period settlement) to EQT to balance the overall transaction. With this transaction, Equinor continues to high-grade the US portfolio and work to strengthen the profitability of the onshore gas position in the Appalachian Basin. The assets acquired and liabilities assumed have been recognised in accordance with the principles in IFRS 3 Business Combinations within the E&P USA segment, mainly as property, plant, and equipment (USD 750 million) and intangible assets (USD 505 million).
Swap of US Offshore Wind assets
On 24 January 2024, Equinor entered into a swap agreement with bp to acquire bp’s 50% share and take full ownership of Empire
Offshore Wind Holdings LLC, including the Empire Wind lease and projects (Empire Wind), in exchange for its 50% share in Beacon
Wind Holdings LLC, including the Beacon Wind lease and projects (Beacon Wind). Equinor also agreed to acquire bp's 50% interest in the South Brooklyn Marine Terminal (SBMT) lease. Based on the agreement, Equinor controls and has consolidated Empire Wind and SBMT from the first quarter of 2024 and has divested its 50% share of Beacon Wind. The swap of Empire Wind and Beacon Wind was formally closed on 4 April. The acquisitions have been accounted for as asset acquisitions, and previous holdings have not been revalued. The swap resulted in a combined loss of USD 147 million in the first quarter 2024, recognised in the REN segment and presented in the line item Operating expenses in the Consolidated statement of income.
Held for sale
Divestment of interest in Azerbaijan
On 22 December 2023, Equinor entered into an agreement with

the State Oil Company of the Republic of Azerbaijan

(SOCAR) to sell
its interest in its Azerbaijan assets. The assets comprise a 7.27% non-operated interest in the Azeri Chirag Gunashli (ACG) oil fields in the

Azerbaijan

sector

of

the

Caspian

Sea,

8.71%

interest

in

the

Baku-Tbilisi-Ceyhan

(BTC)

pipeline

and

50%

in

the

Karabagh

oil
field. Closing is

expected during

2024 subject

to regulatory

and contractual

approvals. The

assets have

been classified

as held

for
sale since the fourth quarter 2023.
4 Revenues

Revenues from contracts with customers by geographical areas
When attributing the line item Revenues from contracts with customers for the second quarter of 2024 to the country of the legal entity executing the sale, Norway constitutes 80% and the USA constitutes 18% of such revenues (79% and 18%, respectively, for the first quarter of 2024 and 76% and 20%, respectively, for the second quarter of 2023). For the first half of 2024, Norway and the USA constituted 79% and 18% of such revenues, respectively (81% and 16% respectively for the first half of 2023). Revenues from contracts with customers are mainly reflecting such revenues from the reporting segment MMP.
Revenues from contracts with customers and other revenues
Quarters First half
(in USD million) Q2 2024 Q1 2024 Q2 2023 2024 2023
Crude oil 15,633 14,266 13,055 29,899 25,166
Natural gas 4,888 5,060 5,041 9,948 15,498

- European gas
3,967 4,177 4,422 8,143 13,650

- North American gas
199 305 199 504 596

- Other incl. Liquefied natural gas
723 578 419 1,301 1,251
Refined products 2,045 2,224 2,368 4,269 4,845
Natural gas liquids 1,806 2,097 1,780 3,903 4,163
Power
1)
405 563 448 968 1,301
Transportation 387 369 395 756 848
Other sales
1)
92 85 209 176 316
Revenues from contracts with customers 25,255 24,663 23,295 49,918 52,136
Total other revenues
2)
207 426 (425) 632 (56)
Revenues 25,462 25,089 22,870 50,551 52,081

Equinor second quarter 2024

1) As from 1 January 2024, the line item Power has been disaggregated from the line item Other sales. 2023 figures have been disaggregated
accordingly.
2) This item mainly relates to commodity derivatives and change in fair value, less cost to sell, of commodity inventories held for trading purposes.

Equinor second quarter 2024

5 Financial items

Quarters First half
(in USD million)
Q2 2024 Q1 2024 Q2 2023 2024 2023
Net foreign currency exchange gains/(losses) (193) 303 197 110 1,152
Interest income and other financial income 495 560 618 1,055 1,208
Gains/(losses) on financial investments 21 (7) 5 15 37
Gains/(losses) other derivative financial instruments

(54) (74) (79) (128) (5)
Interest and other finance expenses (394) (416) (418) (811) (880)
Net financial items (126) 366 323 240 1,512
Equinor reports a decrease in Net foreign currency exchange gains in the first half of 2024 compared to first half prior year. The gains mainly related to strengthening of USD versus NOK in both periods, with a lesser strengthening in the first half of 2024 than prior year.
Equinor has a US Commercial paper programme available with a limit of USD 5 billion. As of 30 June 2024, USD 0.2 billion were utilised compared to USD 1.9 billion utilised as of 31 December 2023.
6 Income taxes
Quarters First half
(in USD million)
Q2 2024 Q1 2024 Q2 2023 2024 2023
Income/(loss) before tax 7,530 7,998 7,374 15,527 21,081
Income tax (5,658) (5,325) (5,545) (10,983) (14,286)
Effective tax rate

75.1%

66.6%

75.2%
70.7% 67.8%
The effective tax rate for the second quarter and the first half of 2024 was significantly influenced by currency effects in entities that are taxable in other currencies than the functional currency. The effective tax rate for the second quarter of 2024 was also influenced by higher share of income from jurisdictions with relatively high tax rates.
The effective tax rate for the second quarter of 2023 was significantly influenced by higher share of income from the Norwegian continental shelf. The effective rate for the first half of 2023 was significantly influenced by the lower share of income before tax from the Norwegian continental shelf and currency effects in entities that are taxable in other currencies than the functional currency.

Equinor second quarter 2024

7 Provisions, commitments and contingent items

Asset retirement obligation
Equinor's estimated asset retirement obligations (ARO) have decreased by approximately USD 0.6 billion to USD 11.8 billion at 30
June 2024 compared to year-end 2023, mainly due to increased discount rates and strengthening of USD versus NOK. Changes in
ARO are reflected within Property, plant and equipment and Provisions and other liabilities in the Consolidated balance sheet.
Litigation and claims
During the normal course of its business, Equinor is involved in legal and other proceedings, and several unresolved claims are currently outstanding. The ultimate liability or asset in respect of such litigation and claims cannot be determined at this time. Equinor has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the company’s best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.
8 Capital distribution
Dividend for the second quarter 2024
On 23 July 2024, the Board of Directors resolved to declare an ordinary cash dividend for the second quarter of 2024 of USD 0.35 per share and an extraordinary cash dividend of USD 0.35 per share. The Equinor shares will be traded ex-dividend 18 November 2024 on the Oslo Børs and 19 November for ADR holders on the New York Stock Exchange. Record date will be 19 November 2024 and payment date will be 29 November 2024.
Share buy- back programme 2024
Based on the authorisation from the annual general meeting on 14 May 2024, the Board of directors will on a quarterly basis decide on share buy-back tranches. The 2024-2025 buy-back programme is up to USD 10,000-12,000 million in total, with up to USD 6,000 million for 2024, including shares to be redeemed from the Norwegian State.
In February 2024, Equinor launched the first tranche of USD 1,200 million, of which USD 389 million was acquired in the market in first quarter and USD 7 million was acquired in second quarter. In May 2024, Equinor launched the second tranche of USD 1,600 million including shares to be redeemed from the Norwegian State, and entered into an irrevocable agreement with a third party to purchase shares for USD 528 million in the market. Of this second tranche, shares for USD 390 million have been purchased in the market and settled at 30 June 2024, whereas USD 528 million have been recognised as reduction in equity. The market execution of the second tranche was completed in July 2024.

On 23 July 2024, the Board of Directors decided to initiate a third share buy-back tranche of up to USD 1,600 million for 2024, including shares to be redeemed from the Norwegian State. The third tranche will start 25 July 2024 and will end no later than 22
October 2024.
In order to maintain the Norwegian States ownership share in Equinor, a proportionate share of the second, third and fourth tranche of the 2023 programme as well as the first tranche of the 2024 programme was redeemed and cancelled through a capital reduction by the annual general meeting on 14 May 2024. The liability to the Norwegian State of USD 3,956 million (NOK 42,801 million) following the capital reduction has been recognised as reduction in equity and was settled in July 2024.

A proportionate share of the second
and third tranche of the 2024 programme will be redeemed and cancelled at the annual general meeting in May 2025.
First half
Equity impact of share buy-back programmes (in USD million) 2024 2023
First tranche 396 330
Second tranche 528 550
Norwegian state share
1)
3,956 3,705
Total 4,880 4,585
1) Relates to second to fourth tranche of previous year programme and first tranche of current year programme

Equinor second quarter 2024

Responsibility statement
Today,

the board of directors and the chief executive officer have reviewed and approved the Equinor ASA Condensed interim financial statements as of 30 June 2024.
Pursuant to the Norwegian Securities Trading Act section 5-6 with pertaining regulation we confirm to the best of our knowledge that:
●

the Equinor ASA Condensed interim financial statements for the first half of 2024 have been prepared in accordance with IFRS
Accounting Standards as adopted by the European Union (EU), IFRS Accounting Standards as issued by the International
Accounting Standards Board (IASB) and additional Norwegian disclosure requirements in the Norwegian Accounting Act, and that
●

the Condensed interim financial statements gives a true and fair view of the assets, liabilities, financial position and results of the company and the group taken as a whole, and that

●

the interim report gives a fair view of important events that have occurred during the first six months of the financial year and their impact on the Condensed interim financial statements, major related party transactions and the principal risks and uncertainties for the remaining six months of the financial year.

Oslo, 23 July 2024
THE BOARD OF DIRECTORS OF EQUINOR ASA
/s/ JON ERIK REINHARDSEN
CHAIR
/s/ ANNE DRINKWATER
DEPUTY CHAIR
/s/ HAAKON BRUUN-HANSSEN /s/ FERNANDA LOPES LARSEN
/s/ HILDE MØLLERSTAD /s/ JONATHAN LEWIS
/s/ FINN BJØRN RUYTER

/s/ TONE HEGLAND BACHKE /s/ STIG LÆGREID /s/ PER MARTIN LABRÅTEN
/s/ MIKAEL KARLSSON
/s/ ANDERS OPEDAL

PRESIDENT

AND CEO

Equinor second quarter 2024

SUPPLEMENTARY

DISCLOSURES

Exchange rates
Quarters Change First half
Exchange rates
Q2 2024 Q1 2024 Q2 2023 Q2 on Q2 2024 2023 Change
USD/NOK average daily exchange rate 10.7440 10.5094 10.7100 0% 10.6248 10.4637 2%
USD/NOK period-end exchange rate 10.6460 10.8011 10.7712 (1%) 10.6460 10.7712 (1%)
EUR/USD average daily exchange rate 1.0764 1.0858 1.0890 (1%) 1.0811 1.0806 0%
EUR/USD period-end exchange rate 1.0705 1.0816 1.0866 (1%) 1.0705 1.0866 (1%)
USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e., IFRS Accounting Standards in the case of Equinor). The following financial measures included in this report may be considered non-GAAP financial measures:
Adjusted operating income (previously named Adjusted earnings) is based on net operating income/(loss) and adjusts for certain items affecting the income for the period to separate out effects that management considers may not be well correlated to Equinor’s underlying operational performance in the individual reporting period. Management believes adjusted operating income provides an indication of Equinor’s underlying operational performance and facilitates comparison of operational trends between periods. The name of this measure was changed in 2024 to eliminate confusion regarding the basis of the calculation; additionally, one adjusting item was removed from the calculation of the measure, as detailed below in the Amended principles section.
Adjusted operating income after tax (previously named Adjusted earnings after tax) – equals the sum of net operating income/(loss) less income tax in reporting segments and includes adjustments to net operating income/(loss) to take the applicable marginal tax into consideration. The name of this measure was changed in 2024 in line with the change of the name of the pre-tax measure above . Adjusted operating income after tax excludes net financial items and the associated tax effects on net financial items.
It is based on adjusted operating income less the tax effects on all elements included in adjusted operating income (or calculated tax on net operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effects related to tax exposure items not related to the individual reporting period are excluded from adjusted operating income after tax. Management believes adjusted operating income after tax provides an indication of Equinor’s underlying operational performance after tax and facilitates comparisons of operational trends after tax between periods as it reflects the tax charge associated with operational performance excluding the impact of financing. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS Accounting Standards will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period. Adjusted taxes included in adjusted operating income after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.
Adjusted net income is based on net income/(loss) and provides additional transparency to Equinor’s underlying financial performance by also including net financial items and the associated tax effects. This measure includes adjustments made to arrive at adjusted operating income after tax, in addition to specific adjustments related to net financial items. Management believes this measure provides an indication of Equinor’s underlying financial performance including the impact from financing and facilitates comparison of trends between periods.
Adjusted Earnings Per Share (Adjusted EPS)

is computed by dividing Adjusted net income by the weighted average number of shares outstanding during the period. Earnings per share is a metric that is frequently used by investors, analysts and other parties to assess a company's profitability per share. Management believes this measure provides an indication of Equinor’s underlying financial performance including the impact from financing and facilitates comparison of trends between periods.
Management believes the above measures provides an indication of Equinor’s underlying operational and financial performance and facilitates the comparison of trends between periods.

Equinor second quarter 2024

The above measures are supplementary measures and should not be viewed in isolation or as substitutes for net operating income/(loss), net income/(loss) and earnings per share, which are the most directly comparable IFRS Accounting Standards measures. The reconciliation tables later in this report reconcile the above non-GAAP measures to the most directly comparable IFRS
Accounting Standards measure or measures. There are material limitations associated with the above measures compared with the
IFRS Accounting Standards measures, as these non-GAAP measures do not include all the items of revenues/gains or expenses/losses of Equinor that are required to evaluate its profitability on an overall basis. The non-GAAP measures are only intended to be indicative of the underlying developments in trends of our on-going operations.
Amended principles for Adjusted operating income with effect from the first quarter of 2024:
Equinor has made the following changes to the items adjusted for within Adjusted operating income:
With effect from the first quarter of 2024, Equinor no longer adjusts for over-/underlift to arrive at adjusted operating income. Over-
/underlift is presented using the sales method. The sales revenues and associated costs are reflected in adjusted operating income when the physical volumes are lifted and sold rather than when they are produced, in line with IFRS Accounting Standards. Removing this adjustment is the result of a comprehensive materiality assessment and an effort to streamline our reporting. This change is part of our ongoing commitment to improve the alternative performance measures we present, ensuring that the adjustments are meaningful to users of the financial statements and supplementary information.
These changes have been applied retrospectively to the comparative figures. This change only affects the E&P Norway and E&P
International reporting segments and does not impact the comparative figures of other segments.
Impact of change Q2 2023 First half 2023
E&P Norway As reported Impact Restated As reported Impact Restated
Adjusted total revenues and other income 8,034 260 8,294 20,178 258 20,435
Over-/underlift (260) 260

-

(258) 258 -
Adjusted operating and administrative expenses (888) (50) (937) (1,863) (51) (1,914)
Over-/underlift 50 (50)

-

51 (51) -
Adjusted operating income/(loss) 6,003 210 6,213 15,919 207 16,125
Adjusted operating income/(loss) after tax 1,366 46 1,413 3,580 46 3,626
Impact of change Q2 2023 First half 2023
E&P International As reported Impact Restated As reported Impact Restated
Adjusted total revenues and other income 1,599 2 1,601 3,153 (94) 3,061
Over-/underlift (2) 2

-

94 (94) -
Adjusted operating and administrative expenses (456) 44 (412) (897) 86 (811)
Over-/underlift (44) 44

-

(86) 86 -
Adjusted operating income/(loss) 751 46 797 1,365 (8) 1,357
Adjusted operating income/(loss) after tax 419 17 436 749 (18) 731
Impact of change Q2 2023 First half 2023
Equinor group
As reported

Impact

Restated

As reported

Impact

Restated

Adjusted total revenues and other income 23,133 262 23,394 51,653 164 51,817
Over-/underlift (262) 262

-

(164) 164 -
Adjusted operating and administrative expenses (2,752) (6) (2,758) (5,602) 35 (5,567)
Over-/underlift 6 (6)

-

(35) 35 -
Adjusted operating income/(loss) 7,543 256 7,799 19,516 199 19,715
Adjusted operating income/(loss) after tax 2,246 63 2,309 5,760 28 5,788
Effective tax rates on adjusted operating income 70.2% 0.2% 70.4% 70.5% 0.1% 70.6%
No other line items or segments were affected by the change.
Adjusted operating income adjust for the following items:

Equinor second quarter 2024

●
Changes in fair value

of derivatives:

In the ordinary

course of business, Equinor

enters into commodity derivative

contracts to
manage the price risk exposure relating to future sale and purchase contracts.

These commodity derivatives are measured at fair
value at each

reporting date, with

the movements in

fair value recognised

in the income

statement. By contrast, the

related sale
and purchase contracts are

not recognised until the

transaction occurs resulting in

timing differences. Therefore, with

effect from
the first

quarter of

2023, the

unrealised movements

in the

fair value

of these

commodity derivative

contracts are

excluded from
adjusted operating

income and

deferred until

the time

of the

physical delivery

to minimise

the effect

of these

timing differences.
Further,

embedded

derivatives

within

certain

gas

contracts

and

contingent

consideration

related

to

historical

divestments

are
carried at fair value. Any

accounting impacts resulting from such changes

in fair value are also

excluded from adjusted operating
income, as these fluctuations are not indicative of the underlying performance of the business.
●
Periodisation of inventory hedging effect:

Equinor enters into derivative contracts to manage price risk exposure relating to its
commercial storage.

These derivative

contracts are

carried at

fair value

while the

inventories are

accounted for

at the

lower of
cost or market price.

An adjustment is made

to align the valuation

principles of inventories with

related derivative contracts. The
adjusted

valuation

of

inventories

is

based

on

the

forward

price

at

the

expected

realisation

date.

This

is

so

that

the

valuation
principles between commercial storages and derivative contracts are better aligned.
●
The operational storage

is not

hedged and

is not

part of

the trading

portfolio. Cost

of goods

sold is

measured based

on the
FIFO (first-in, first-out) method,

and includes realised gains

or losses that arise

due to changes

in market prices.

These gains or
losses will fluctuate from one period to another and are not considered part of the underlying operations for the period.
●
Impairment and

reversal of

impairment

are excluded

from adjusted

operating income

since they

affect the

economics of

an
asset

for

the

lifetime

of

that

asset,

not

only

the

period

in

which

it

is

impaired,

or

the

impairment

is

reversed.

Impairment

and
reversal

of

impairment

can

impact

both

the

exploration

expenses

and

the

depreciation,

amortisation

and

net

impairment

line
items.
●
Gain or

loss from

sales of

assets

is eliminated

from the

measure since

the gain

or loss

does not

give an

indication of

future
performance or

periodic performance;

such a

gain or

loss is

related to

the cumulative

value creation

from the

time the

asset is
acquired until it is sold.
●
Eliminations (Internal unrealised profit

on inventories):

Volumes derived

from equity oil inventory

vary depending on several
factors and

inventory strategies,

i.e., level

of crude

oil in

inventory,

equity oil

used in

the refining

process and

level of

in-transit
cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is eliminated
according

to

IFRS

Accounting

Standards

(write

down

to

production

cost).

The

proportion

of

realised

versus

unrealised

gain
fluctuates

from one

period

to

another

due

to

inventory strategies

and consequently

impact net

operating income/(loss).

Write-
down to production

cost is not

assessed to be

a part of

the underlying operational

performance, and elimination of

internal profit
related to equity volumes is excluded in adjusted operating income.
●
Other

items

of

income

and

expense

are

adjusted

when

the

impacts

on

income

in

the

period

are

not

reflective

of

Equinor’s
underlying operational performance in

the reporting period.

Such items may

be unusual or

infrequent transactions, but they

may
also include transactions

that are significant

which would not

necessarily qualify as

either unusual or

infrequent. However,

other
items adjusted

do not

constitute normal,

recurring income

and operating

expenses for

the company.

Other items

are carefully
assessed and can include transactions such as provisions related to reorganisation, early retirement, etc.
●
Change in accounting policy

is adjusted when the impacts on income in the period are unusual or infrequent, and not reflective
of Equinor’s underlying operational performance in the reporting period.
Adjusted net income incorporates the adjustments above, as well as the following items impacting net financial items:
●
Changes

in

fair

value

of

financial

derivatives

used

to

hedge

interest

bearing

instruments.

Equinor

enters

into

financial
derivative contracts to

manage interest rate

risk on long

term interest-bearing liabilities

including bonds and

financial loans. The
financial

derivative

contracts

(hedging

instruments)

are

measured

at

fair

value

at

each

reporting

date,

with

movements

in

fair
value

recognised

in

the

income

statement.

The

long

term

interest-bearing

labilities

are

measured

at

amortised

cost

and

not
remeasured at fair

value at

each reporting date.

This creates

measurement differences

and therefore the

movements in the

fair
value of these

financial derivative contracts

and associated tax

effects are

excluded from the

calculation of adjusted

net income
and

deferred

until

the

time

the

underlying

instrument

is

matured,

exercised,

or

settled.

Management

believes

that

this
appropriately

reflects

the

economic

effect

of

these

risk

management

activities

in

each

period

and

provides

an

indication

of
Equinor’s underlying financial performance.
●
Foreign currency gains/losses

on certain intercompany

bank and cash

balances

are eliminated from

adjusted net income.
These currency effects are mainly

due to a large part of

Equinor’s operations having NOK as functional currency,

and the effects
are offset

within equity

as other

comprehensive income

arising on

translation from

functional currency

to presentation

currency
USD.

These

currency

effects

increase

volatility

in

financial

performance,

which

does

not

reflect

Equinor’s

underlying

financial
performance. Management believes that this adjustment removes periodic fluctuations in Equinor’s adjusted net income.
Net

debt

to

capital

employed

ratio
–

In

Equinor’s

view,

net

debt

ratios

provide

a

more

informative

picture

of

Equinor’s

financial
strength than gross interest-bearing financial

debt. Three different net

debt to capital ratios

are presented in this

report: 1) net debt

to
capital employed,

2) net

debt to

capital employed

adjusted, including

lease liabilities,

and 3)

net debt

to capital

employed adjusted.
These calculations are all based on Equinor’s gross interest-bearing financial liabilities as recorded in the Consolidated balance sheet and exclude cash, cash equivalents and current financial investments.
The following

adjustments are

made in

calculating the

net debt

to capital

employed adjusted,

including lease

liabilities ratio

and the
net debt to

capital employed adjusted

ratio: collateral deposits

(classified as Cash

and cash equivalents

in the Consolidated

balance

Equinor second quarter 2024

sheet),

and

financial

investments

held

in

Equinor

Insurance

AS

(classified

as

Current

financial

investments

in

the

Consolidated
balance

sheet)

are

treated

as

non-cash

and

excluded

from

the

calculation

of

these

non-GAAP

measures.

Collateral

deposits

are
excluded since they relate

to certain requirements of exchanges

where Equinor is trading

and presented as restricted

cash. Financial
investments

in

Equinor

Insurance

are

excluded

as

these

investments

are

not

readily

available

for

the

group

to

meet

short

term
commitments. These adjustments result in a

higher net debt figure and

in Equinor’s view provides a more prudent

measure of the net
debt to

capital employed

ratio than

would be

the case

without such

exclusions. Additionally,

lease liabilities

are further

excluded in
calculating the net debt to capital employed adjusted ratio. The table Calculation of capital employed and net debt to capital employed
ratio later in this

report details the

calculations for these non-GAAP

measures and reconciles them

with the most directly

comparable
IFRS Accounting Standards financial measure or measures.
Organic capital

expenditures

(organic investments/capex)

– Capital

expenditures, defined

as Additions

to

PP&E, intangibles

and
equity

accounted

investments

as

presented

in

note

2

Segments

to

the

Condensed

interim

financial

statements.

Organic

capital
expenditures

are

capital

expenditures

excluding

expenditures

related

to

acquisitions,

leased

assets

and

other

investments

with
significantly

different

cash

flow

patterns.

Equinor

believes

this

measure

gives

stakeholders

relevant

information

to

understand

the
company’s investments in

maintaining and developing

its assets. Forward-looking

organic capital expenditures included

in this report
are not

reconcilable to

its most

directly comparable

IFRS Accounting

Standards measure

without unreasonable

efforts, because

the
amounts excluded from such IFRS Accounting Standards measure to determine organic capital expenditures cannot be predicted with reasonable certainty.
Gross

capital

expenditures

(gross

capex)
–

Gross

capital

expenditures

represent

capital

expenditures,

defined

as

Additions

to
PP&E,

intangibles

and

equity

accounted

investments

as

presented

in

the

financial

statements,

excluding

additions

to

right

of

use
assets related to leases and capital expenditures financed through government grants. Equinor adds the proportionate share of capital expenditures

in

equity

accounted

investments

not

included

in

Additions

to

PP&E,

intangibles

and

equity

accounted

investments.
Equinor

believes

that

by

excluding

additions

to

right

of

use

assets

related

to

leases,

this

measure

better

reflects

the

company's
investments in the business

to drive growth. Forward-looking

gross capital expenditures included

in this report are

not reconcilable to
its most directly comparable

IFRS measure without unreasonable efforts,

because the amounts included

or excluded from such IFRS
measure to determine gross capital expenditures cannot be predicted with reasonable certainty.
Cash flows

from operations

after taxes

paid (CFFO

after taxes

paid)
represents, and

is used

by management,

to evaluate

cash
generated

from

operating

activities

after

taxes

paid,

which

is

available

for

investing

activities,

debt

servicing

and

distribution

to
shareholders. Cash

flows from

operations after

taxes paid

is

not a

measure of

our liquidity

under IFRS

Accounting Standards

and
should not be

considered in isolation

or as a

substitute for an

analysis of our

results as reported

in this report.

Our definition of

Cash
flows from

operations after

taxes paid

is limited

and does

not represent

residual cash

flows available

for discretionary

expenditures.
The

table

Calculation

of

CFFO

after

taxes

paid

and

net

cash

flow

later

in

this

report

provides

a

reconciliation

of

Cash

flows

from
operations after

taxes paid

to its

most directly

comparable IFRS

Accounting Standards

measure, Cash

flows provided

by operating
activities

before

taxes

paid

and

working

capital

items,

as

of

the

specified

dates.

Forward-looking

cash

flows

from

operations

after
taxes

paid

included

in

this

report are

not

reconcilable

to

its

most

directly

comparable

IFRS measure

without unreasonable

efforts,
because the amounts included or excluded

from such IFRS measure to determine

cash flows from operations after taxes

paid cannot
be predicted with reasonable certainty.
Net cash

flow
- Net

cash flow

represents, and

is used

by management

to evaluate,

cash generated

from operational

and investing
activities

available

for

debt

servicing

and

distribution

to

shareholders.

Net

cash

flow

is

not

a

measure

of

our

liquidity

under

IFRS
Accounting Standards

and should

not be

considered in

isolation or

as a

substitute for

an analysis

of our

results as

reported in

this
report. Our

definition of

Net cash

flow is

limited and

does not

represent residual

cash flows

available for

discretionary expenditures.
The table

Calculation of

CFFO after

taxes paid

and net

cash flow

later in

this report

provides a

reconciliation of

Net cash

flow to

its
most

directly

comparable IFRS

Accounting

Standards

measure, Cash

flows

provided

by

operating

activities

before

taxes

paid

and
working capital items, as of the specified dates.
For more information on our definitions and use of non-GAAP financial measures, see section 5.6 Use and reconciliation of non-
GAAP financial measures in Equinor's 2023 Integrated Annual Report.

Equinor second quarter 2024

Reconciliation of adjusted operating income
The table specifies the adjustments made to each of the profit and loss line item included in the net operating income/(loss) subtotal.
Items impacting net operating income/(loss) in the
second quarter of 2024
Equinor
group
E&P Norway

E&P
Internationa
l E&P USA MMP REN
Other

(in USD million)
Net operating income/(loss) 7,656 6,129 699 264 497 (90) 158
Total revenues and

other income
25,538 8,426 1,909 1,001 25,190 49 (11,036)
Adjusting items (1) - - - (1) - -
Changes in fair value of derivatives (10) - - - (10) - -
Periodisation of inventory hedging effect 9 - - - 9 - -
Adjusted total revenues and other income 25,538 8,426 1,909 1,001 25,189 49 (11,036)
Purchases [net of inventory variation] (12,145) 0 (23) - (23,206) - 11,084
Adjusting items (179) - - - 19 - (198)
Operational storage effects 19 - - - 19 - -
Eliminations (198) - - - - - (198)
Adjusted purchases [net of inventory variation] (12,325) 0 (23) - (23,187) - 10,886
Operating and administrative expenses

(3,110) (982) (582) (291) (1,279) (122) 145
Adjusting items 40 - - (0) 40 0 -
Provisions 40 - - - 40 - -
Adjusted operating and administrative expenses

(3,070) (982) (582) (291) (1,238) (122) 145
Depreciation, amortisation and net impairments (2,348) (1,206) (453) (427) (209) (18) (35)
Adjusting items (33) - - - (33) - -
Reversal of Impairment (33) - - - (33) - -
Adjusted depreciation, amortisation and net
impairments
(2,382) (1,206) (453) (427) (242) (18) (35)
Exploration expenses (279) (109) (151) (19) - - -
Adjusting items - - - - - - -
Adjusted exploration expenses (279) (109) (151) (19) - - -
Sum of adjusting items (173) - - (0) 25 0 (198)
Adjusted operating income/(loss) 7,482 6,129 699 264 521 (90) (40)
Tax on adjusted

operating income
(5,329) (4,764) (225) (72) (285) 6 11
Adjusted operating income/(loss) after tax 2,153 1,364 474 192 237 (85) (29)

Equinor second quarter 2024

Items impacting net operating income/(loss) in the
second quarter of 2023
Equinor
group E&P Norway
E&P
Internationa
l E&P USA MMP REN Other (in USD million)
Net operating income/(loss) 7,051 6,200 776 204 150 (91) (189)
Total revenues and

other income
22,872 8,282 1,605 976 22,639 4 (10,634)
Adjusting items 523 13 (4) - 511 2 -
Changes in fair value of derivatives 362 13 (4) - 353 - -
Periodisation of inventory hedging effect 158 - - - 158 - -
Gain/loss on sale of assets 2 - - - - 2 -
Adjusted total revenues and other income
1)
23,394 8,294 1,601 976 23,150 7 (10,634)
Purchases [net of inventory variation] (10,867) (0) (100) - (21,094) - 10,327
Adjusting items 191 - - - 29 - 162
Operational storage effects 29 - - - 29 - -
Eliminations 162 - - - - - 162
Adjusted purchases [net of inventory variation] (10,676) (0) (100) - (21,065) - 10,489
Operating and administrative expenses (2,781) (937) (436) (305) (1,172) (93) 163
Adjusting items 23 - 24 22 (27) 4 -
Other adjustments 26 - - 22 - 4 -
Gain/loss on sale of assets 24 - 24 - - - -
Provisions (27) - - - (27) - -
Adjusted operating and administrative expenses
1)
(2,758) (937) (412) (283) (1,199) (89) 163
Depreciation, amortisation and net impairments (2,243) (1,064) (465) (445) (223) (2) (44)
Adjusting items 11 - - - 2 - 9
Impairment 11 - - - 2 - 9
Adjusted depreciation, amortisation and net
impairments
(2,232) (1,064) (465) (445) (221) (2) (36)
Exploration expenses 71 (80) 173 (22) - - -
Adjusted exploration expenses 71 (80) 173 (22) - - -
Sum of adjusting items
1)
748 13 21 22 515 6 171
Adjusted operating income/(loss)
1)
7,799 6,213 797 226 665 (84) (18)
Tax on adjusted

operating income
1)
(5,490) (4,800) (361) (52) (328) 7 44
Adjusted operating income/(loss) after tax
1)
2,309 1,413 436 173 337 (77) 26
1) Restated for Equinor group, E&P Norway and E&P International due to amended principles for ‘over-/underlift'. For further information see Amended
principles for Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the

Supplementary disclosures.

Equinor second quarter 2024

Items impacting net operating income/(loss) in the
first quarter of 2024
Equinor
group
E&P Norway

E&P
Internationa
l E&P USA MMP REN Other (in USD million)
Net operating income/(loss) 7,631 5,756 616 377 1,303 (220) (200)
Total revenues and

other income
25,135 7,879 1,655 1,055 24,824 60 (10,337)
Adjusting Items (346) - - - (346) - -
Changes in fair value of derivatives (444) - - - (444) - -
Periodisation of inventory hedging effect 98 - - - 98 - -
Adjusted total revenues and other income 24,789 7,879 1,655 1,055 24,478 60 (10,337)
Purchases [net of inventory variation] (11,922) 0 34 - (21,968) - 10,012
Adjusting Items 109 - - - (58) - 167
Operational storage effects (58) - - - (58) - -
Eliminations 167 - - - - - 167
Adjusted purchases [net of inventory variation] (11,813) 0 34 - (22,026) - 10,179
Operating and administrative expenses (2,971) (866) (395) (280) (1,326) (272) 168
Adjusting Items 139 - - - (12) 151 -
Other adjustments 3 - - - - 3 -
Gain/loss on sale of assets 147 - - - - 147 -
Provisions (12) - - - (12) - -
Adjusted operating and administrative expenses (2,832) (866) (395) (280) (1,337) (121) 168
Depreciation, amortisation and net impairments (2,345) (1,173) (529) (364) (227) (8) (43)
Adjusting Items - - - - - - -
Adjusted depreciation, amortisation and net
impairments
(2,345) (1,173) (529) (364) (227) (8) (43)
Exploration expenses (266) (84) (148) (34) - - -
Adjusting Items - - - - - - -
Adjusted exploration expenses (266) (84) (148) (34) - - -
Sum of adjusting items (98) - - - (416) 151 167
Adjusted operating income/(loss) 7,533 5,756 616 377 887 (70) (34)
Tax on adjusted

operating income
(4,959) (4,435) (92) (94) (387) 14 35
Adjusted operating income/(loss) after tax 2,574 1,322 524 283 499 (55) 1

Equinor second quarter 2024

Items impacting net operating income/(loss) in the
first half of 2024
Equinor
group E&P Norway
E&P
Internationa
l E&P USA MMP REN Other (in USD million)
Net operating income/(loss) 15,287 11,885 1,316 641 1,799 (311) (43)
Total revenues and

other income
50,673 16,305 3,563 2,056 50,014 109 (21,374)
Adjusting items (347) - - - (347) - -
Changes in fair value of derivatives (454) - - - (454) - -
Periodisation of inventory hedging effect 107 - - - 107 - -
Adjusted total revenues and other income 50,326 16,305 3,563 2,056 49,667 109 (21,374)
Purchases [net of inventory variation] (24,068) 0 10 - (45,174) - 21,096
Adjusting items (71) - - - (40) - (31)
Operational storage effects (40) - - - (40) - -
Eliminations (31) - - - - - (31)
Adjusted purchases [net of inventory variation] (24,138) 0 10 - (45,214) - 21,065
Operating and administrative expenses

(6,081) (1,848) (977) (571) (2,605) (394) 313
Adjusting items 179 - - (0) 29 151 -
Other adjustments 3 - - - - 3 -
Gain/loss on sale of assets 147 - - (0) - 147 -
Provisions 29 - - - 29 - -
Adjusted operating and administrative expenses

(5,901) (1,848) (977) (571) (2,576) (243) 313
Depreciation, amortisation and net impairments (4,693) (2,379) (983) (791) (436) (26) (78)
Adjusting items (33) - - - (33) - -
Reversal of impairment (33) - - - (33) - -
Adjusted depreciation, amortisation and net
impairments
(4,726) (2,379) (983) (791) (469) (26) (78)
Exploration expenses (545) (193) (299) (53) - - -
Adjusted exploration expenses (545) (193) (299) (53) - - -
Sum of adjusting items (272) - - (0) (391) 151 (31)
Adjusted operating income/(loss)* 15,015 11,885 1,316 641 1,408 (160) (74)
Tax on adjusted

operating income
(10,288) (9,199) (317) (166) (672) 20 46
Adjusted operating income/(loss) after tax* 4,727 2,686 998 475 736 (140) (28)

Equinor second quarter 2024

Items impacting net operating income/(loss) in the
first half of 2023
Equinor
group E&P Norway
E&P
Internationa
l E&P USA MMP REN Other (in USD million)
Net operating income/(loss) 19,569 16,016 1,158 544 2,268 (180) (238)
Total revenues and

other income
52,096 20,326 3,153 1,991 51,528 2 (24,905)
Adjusting Items (279) 109 (92) - (296) 0 (0)
Changes in fair value of derivatives (441) 109 (92) - (457) - -
Periodisation of inventory hedging effect 184 - - - 184 - -
Impairment from associated companies 1 - - - - 1 -
Gain/loss on sale of assets (23) 1 - - (23) (0) (0)
Adjusted total revenues and other income
1)
51,817 20,435 3,061 1,991 51,232 3 (24,905)
Purchases [net of inventory variation] (22,102) (0) (84) - (46,453) - 24,434
Adjusting Items 164 - - - 44 - 120
Operational storage effects 44 - - - 44 - -
Eliminations 120 - - - - - 120
Adjusted purchases [net of inventory variation] (21,939) (0) (84) - (46,409) - 24,554
Operating and administrative expenses (5,806) (1,914) (1,095) (577) (2,351) (179) 310
Adjusting Items 239 - 283 22 (78) 12 -
Change in accounting policy 28 - - 22 - 6 -
Gain/loss on sale of assets 289 - 283 - - 6 -
Provisions (78) - - - (78) - -
Adjusted operating and administrative expenses
1)
(5,567) (1,914) (811) (556) (2,429) (167) 310
Depreciation, amortisation and net impairments (4,443) (2,179) (926) (801) (457) (3) (77)
Adjusting Items 13 - - - 4 - 9
Impairment 13 - - - 4 - 9
Adjusted depreciation, amortisation and net
impairments
(4,430) (2,179) (926) (801) (452) (3) (68)
Exploration expenses (176) (217) 110 (68) - - (0)
Adjusting Items 8 - 8 - - - -
Impairment 8 - 8 - - - -
Adjusted exploration expenses (167) (217) 118 (68) - - (0)
Sum of adjusting items
1)
146 109 199 22 (326) 13 129
Adjusted operating income/(loss)*
1)
19,715 16,125 1,357 566 1,942 (167) (109)
Tax on adjusted

operating income
1)
(13,927) (12,500) (626) (132) (751) 19 64
Adjusted operating income/(loss) after tax*
1)
5,788 3,626 731 434 1,191 (148) (45)
1) Restated for Equinor group, E&P Norway and E&P International due to amended principles for ‘over-/underlift'. For further information see
Amended principles for Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary
disclosures.

Equinor second quarter 2024

Adjusted operating income after tax by reporting segment
Quarters
Q2 2024 Q1 2024 Q2 2023
(in USD million)
Adjusted
operating
income
Tax on
adjusted
operating
income
Adjusted
operating
income
after tax
Adjusted
operating
income
Tax on
adjusted
operating
income
Adjusted
operating
income
after tax
Adjusted
operating
income
Tax on
adjusted
operating
income
Adjusted
operating
income
after tax
E&P Norway
1)
6,129 (4,764) 1,364 5,756 (4,435) 1,322 6,213 (4,800) 1,413
E&P International
1)
699 (225) 474 616 (92) 524 797 (361) 436
E&P USA 264 (72) 192 377 (94) 283 226 (52) 173
MMP 521 (285) 237 887 (387) 499 665 (328) 337
REN (90) 6 (85) (70) 14 (55) (84) 7 (77)
Other (40) 11 (29) (34) 35 1 (18) 44 26
Equinor group
1)
7,482 (5,329) 2,153 7,533 (4,959) 2,574 7,799 (5,490) 2,309
Effective tax rates on adjusted
operating income 71.2% 65.8% 70.4%
1) Restated for Q2 2023 due to amended principles for ‘over-/underlift'. For more information, see Amended principles for Adjusted operating
income in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures
First half
2024 2023
(in USD million)
Adjusted
operating
income
Tax on
adjusted
operating
income
Adjusted
operating
income
after tax
Adjusted
operating
income
Tax on
adjusted
operating
income
Adjusted
operating
income
after tax
E&P Norway
1)
11,885 (9,199) 2,686 16,125 (12,500) 3,626
E&P International
1)
1,316 (317) 998 1,357 (626) 731
E&P USA 641 (166) 475 566 (132) 434
MMP 1,408 (672) 736 1,942 (751) 1,191
REN (160) 20 (140) (167) 19 (148)
Other (74) 46 (28) (109) 64 (45)
Equinor group
1)
15,015 (10,288) 4,727 19,715 (13,927) 5,788
Effective tax rates on adjusted operating income 68.5% 70.6%
1) Restated for the first half of 2023 due to amended principles for ‘over-/underlift'. For more information, see Amended principles for Adjusted
operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures

Equinor second quarter 2024

Reconciliation of adjusted operating income after tax to net income
Reconciliation of adjusted operating income after tax to net income
Quarters First half
(in USD million)
Q2 2024 Q1 2024 Q2 2023 2024 2023
Net operating income/(loss) A 7,656 7,631 7,051 15,287 19,569
Income tax B1 5,658 5,325 5,545 10,983 14,286
Tax on net financial

items
B2 (178) 96 72 (82) 140
Income tax less tax on net financial items B = B1 - B2 5,835 5,230 5,474 11,065 14,147
Net operating income after tax C = A-B 1,821 2,402 1,578 4,222 5,422
Items impacting net operating income/(loss)
1)
D (173) (98)

748
2)
(272)

146
2)
Tax on items impacting

net operating income/(loss)
E 506 271

(17)
2)
777

220
2)
Adjusted operating income after tax* F = C+D+E 2,153 2,574

2,309
2)
4,727

5,788
2)
Net financial items G (126) 366 323 240 1,512
Tax on net financial

items
H 178 (96) (72) 82 (140)
Net income/(loss) I = C+G+H 1,872 2,672 1,829 4,545 6,795
1) For items impacting net operating income/(loss), see Reconciliation of adjusted operating income in the Supplementary disclosures.
2) Restated due to amended principles for 'over-/underlift'.

For more information, see Amended principles for Adjusted operating income in the section ‘Use and reconciliation of non-GAAP financial measures’ in the Supplementary disclosures.

Equinor second quarter 2024

Reconciliation of adjusted net income to net income
Reconciliation of adjusted net income to net income
Quarters First half
(in USD million)
Q2 2024 Q1 2024 Q2 2023 2024 2023
Net operating income/(loss) 7,656 7,631 7,051 15,287 19,569
Items impacting net operating income/(loss)
1)
A (173) (98)

748
2)
(272)

146
2)
Adjusted operating income B 7,482 7,533

7,799
2)
15,015

19,715
2)
Net financial items (126) 366 323 240 1,512
Adjusting items C 224 7 163 231 (589)
Changes in fair value of financial derivatives used to hedge interest bearing instruments 54 74 79 128 5
Foreign currency (gains)/losses on certain intercompany bank and cash balances 170 (67) 84 103 (595)
Adjusted net financial items D 98 373 486 472 923
Income tax E (5,658) (5,325) (5,545) (10,983) (14,286)
Tax effect

on adjusting items
F 494 255 (34) 749 218
Adjusted net income
G =
B+D+E+F 2,417 2,836 2,706 5,253 6,570
Less:
Adjusting items H = A+C 51 (91) 911 (40) (443)
Tax effect

on adjusting items
494 255 (34) 749 218
Net income/(loss) 1,872 2,672 1,829 4,545 6,795
Attributable to equity holders of the company 1,861 2,668 1,824 4,528 6,785
Attributable to non-controlling interests 12 5 6 16 10
Attributable to Equity holders in % I 99.4% 99.8% 99.7% 99.6% 99.9%
Adjusted net income attributable to equity holders of the company

J = G x I 2,402 2,831 2,697 5,234 6,560
Weighted average number of ordinary shares outstanding (in millions) K 2,850 2,938 3,042 2,894 3,080
Basic earnings per share (in USD) 0.65 0.91 0.60 1.56 2.20
Adjusted earnings per share (in USD) L = J/K 0.84 0.96 0.89 1.81 2.13
1) For items impacting net operating income/(loss), see Reconciliation of adjusted operating income in the Supplementary disclosures.
2) Restated due to amended principles for 'over-/underlift'.

For more information, see Amended principles for Adjusted operating income in the section ‘Use and reconciliation of non-GAAP financial measures’ in the Supplementary disclosures.

Equinor second quarter 2024

Adjusted exploration expenses Quarters Change First half
(in USD million) Q2 2024 Q1 2024 Q2 2023 Q2 on Q2 2024 2023 Change
E&P Norway exploration expenditures 184 91 122 50% 276 270 2%
E&P International exploration expenditures 170 100 63 >100% 270 124 >100%
E&P USA exploration expenditures 17 44 48 (63%) 61 117 (48%)
Group exploration expenditures 372 236 233 59% 607 511 19%
Expensed, previously capitalised exploration expenditures (4) 81 (223) 98% 77 (141) >(100%)
Capitalised share of current period's exploration activity (90) (51) (81) 12% (142) (203) (30%)
Impairment (reversal of impairment) 2 0 0 >100% 2 8 (76%)
Exploration expenses according to IFRS Accounting Standards 279 266 (71) >(100%) 545 176 >100%
Items impacting net operating income/(loss)
1)
- - - N/A - (8) (100%)
Adjusted exploration expenses* 279 266 (71) >(100%) 545 167 >100%
1) For items impacting net operating income/(loss), see Reconciliation of adjusted operating income in the Supplementary disclosures.

Equinor second quarter 2024

Calculation of CFFO after taxes paid and net cash flow
CFFO information Quarters Change First half
(in USD million) Q2 2024 Q1 2024 Q2 2023 Q2 on Q2 2024 2023 Change
Cash flows provided by operating activities before taxes paid and working capital items 9,748 9,689 10,485 (7%) 19,437 25,789 (25%)
Taxes Paid (7,850) (3,849) (10,841) (28%) (11,700) (16,430) (29%)
Cash flow from operations after taxes paid (CFFO after taxes paid) 1,898 5,840 (356) >(100%) 7,737 9,360 (17%)
Net Cash Flow Information Quarters Change First half
(in USD million) Q2 2024 Q1 2024 Q2 2023 Q2 on Q2 2024 2023 Change
Cash flow from operations after taxes paid (CFFO after taxes paid) 1,898 5,840 (356) >(100%) 7,737 9,360 (17%)
(Cash used)/received in business combinations (467) (0) (803) >(100%) (467) (1,055) >(100%)
Capital expenditures and investments

(2,950) (2,483) (2,842) 4% (5,433) (4,893) 11%
(Increase)/decrease in other interest-bearing items (283) (210) (24) >100% (493) 39 >(100%)
Proceeds from sale of assets and businesses

50 60 71 (30%) 110 118 (7%)
Dividend paid

(2,072) (2,649) (2,725) (24%) (4,721) (5,586) (15%)
Share buy-back

(398) (550) (4,079) (90%) (947) (4,540) (79%)
Net Cash Flow (4,222) 8 (10,758) 61% (4,214) (6,558) 36%
Organic capital expenditures Quarters First half
(in USD billion) Q2 2024 Q1 2024 Q2 2023 2024 2023
Additions to PP&E, intangibles and equity accounted
investments 4.8 3.4 4.3 8.1 7.5
Acquisition-related additions 1.5 0.3 2.0 1.8 2.5
Right of use asset additions 0.4 0.3 0.0 0.7 0.4
Other additions (with unique cash flow patterns) 0.0 0.0 0.0 0.0 0.0
Organic capital expenditures 2.9 2.8 2.3 5.7 4.6

Equinor second quarter 2024

Calculation of capital employed and net debt to capital employed ratio
Calculation of capital employed and net debt to capital employed ratio At 30 June At 31 December
(in USD million) 2024 2023
Shareholders' equity 43,671 48,490
Non-controlling interests 29 10
Total equity

A 43,700 48,500
Current finance debt and lease liabilities 9,483 7,275
Non-current finance debt and lease liabilities 23,114 24,521
Gross interest-bearing debt B 32,597 31,796
Cash and cash equivalents 8,641 9,641
Current financial investments 23,360 29,224
Cash and cash equivalents and financial investment

C 32,001 38,865
Net interest-bearing debt [9] B1 = B-C 596 (7,069)
Other interest-bearing elements

1)
1,682 2,030
Net interest-bearing debt adjusted normalised for tax payment, including lease liabilities* B2 2,279 (5,040)
Lease liabilities 3,715 3,570
Net interest-bearing debt adjusted* B3 (1,437) (8,610)
Calculation of capital employed*
Capital employed A+B1 44,297 41,431
Capital employed adjusted, including lease liabilities A+B2 45,979 43,460
Capital employed adjusted A+B3 42,264 39,890
Calculated net debt to capital employed*
Net debt to capital employed (B1)/(A+B1) 1.3% (17.1%)
Net debt to capital employed adjusted, including lease liabilities (B2)/(A+B2) 5.0% (11.6%)
Net debt to capital employed adjusted (B3)/(A+B3) (3.4%) (21.6%)
1)
Other interest-bearing elements are cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash
equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments
in Equinor Insurance AS classified as current financial investments.

Equinor second quarter 2024

FORWARD

-LOOKING STATEMENTS

This report

contains certain

forward-looking statements

that involve

risks and

uncertainties. In

some cases,

we use

words such

as
"ambition", "continue",

"could", "estimate",

"intend", "expect",

"believe", "likely",

"may", "outlook",

"plan", "strategy",

"will", "guidance",
"targets", and similar expressions to identify forward-looking statements. Forward-looking statements include all statements other than statements

of

historical

fact,

including,

among

others,

statements

regarding

Equinor's

plans,

intentions,

aims,

ambitions

and
expectations;

the

commitment

to

develop

as

a

broad

energy

company

and

diversify

its

energy

mix;

the

ambition

to

be

a

leading
company in

the energy

transition and

reduce net

group-wide greenhouse

gas emissions;

our ambitions

and expectations

regarding
decarbonisation and

building a

profitable business

for a

future fit

low carbon

energy system;

future financial

performance, including
earnings, cash flow and

liquidity; accounting policies; the ambition

to grow cash flow

and returns; expectations regarding progress

on
the

energy

transition

plan;

expectations

regarding

cash

flow

and

returns

from

Equinor’s

oil

and

gas

portfolio,

CCS

projects

and
renewables and low carbon solutions portfolio; our expectations and ambitions regarding operated emissions, annual Co2 storage and carbon

intensity;

plans

and

expectations

regarding

development

of

fields

and

projects;

expectations,

plans

and

ambitions

for
renewables

production

capacity,

power

generation

and

Co2

transport

and

storage

and

investments

in

renewables

and

low

carbon
solutions,

and

the

balance

between

oil

and

gas

and

renewables

production;

expectations

and

plans

regarding

development

of
renewables projects,

CCUS and

hydrogen businesses

and production

of low

carbon energy

and CCS;

our intention

to optimise

our
portfolio;

break-even

considerations, targets

and

other

metrics

for

investment

decisions;

future worldwide

economic

trends, market
outlook and future economic projections and assumptions, including commodity price, currency and refinery assumptions; estimates of proved reserves; organic capital expenditures through

[2024]; expectations and estimates regarding production

and development and
execution

of

projects;

estimates

regarding

oil

and

gas

production

and

renewable

power

generation;

the

ambition

to

keep

unit

of
production

cost in

the

top

quartile

of

our

peer

group;

scheduled maintenance

activity

and

the

effects

thereof

on

equity

production;

completion

and

results

of

acquisitions,

disposals,

divestments

and

other

contractual

arrangements

and

delivery

commitments;
expectations regarding

capital distributions,

including expected

amount and

timing of

dividend payments

and the

implementation of
our share

buy-back programme;

provisions and

contingent liabilities,

obligations or

expenses; and

expected impact

of currency

and
interest rate

fluctuations. You

should not

place undue

reliance on

these forward-looking

statements. Our

actual

results could

differ
materially from those anticipated in the forward-looking statements for many reasons.
These

forward-looking statements

reflect current

views

about future

events, are

based on

management’s

current expectations

and
assumptions

and

are,

by

their

nature,

subject

to

significant

risks

and

uncertainties

because

they

relate

to

events

and

depend

on
circumstances that

will occur

in the

future. There

are a

number of

factors that

could cause

actual results

and developments

to differ
materially from those

expressed or implied

by these

forward-looking statements, including

levels of industry

product supply,

demand
and pricing,

in particular

in light

of significant

oil price

volatility; unfavourable

macroeconomic conditions

and inflationary

pressures;
exchange

rate

and

interest

rate

fluctuations;

levels

and

calculations

of

reserves

and

material

differences

from

reserves

estimates;
regulatory stability and

access to resources,

including attractive low

carbon opportunities; the

effects of climate

change and changes
in

stakeholder

sentiment

and

regulatory

requirements

regarding

climate

change;

changes

in

market

demand

and

supply

for
renewables;

inability

to

meet

strategic

objectives;

the

development

and

use

of

new

technology;

social

and/or

political

instability,
including as a result of

Russia’s invasion of Ukraine and

the conflict in the Middle

East; failure to prevent or

manage digital and cyber
disruptions to our

information and operational

technology systems and

those of third

parties on which

we rely; operational

problems,
including

cost

inflation

in

capital

and

operational

expenditures;

unsuccessful

drilling;

availability

of

adequate

infrastructure

at
commercially viable

prices; the

actions of

field partners

and other

third-parties; reputational

damage; the

actions of

competitors; the
actions of the

Norwegian state as

majority shareholder and

exercise of ownership

by the Norwegian

state; changes or

uncertainty in
or non-compliance

with laws

and governmental

regulations; adverse

changes in

tax regimes;

the political

and economic

policies of
Norway

and

other

oil-producing

countries;

regulations

on

hydraulic

fracturing

and

low-carbon

value

chains;

liquidity,

interest

rate,
equity and

credit risks;

risk of

losses relating

to trading

and commercial

supply activities;

an inability

to attract

and retain

personnel;
ineffectiveness

of

crisis

management

systems;

inadequate

insurance

coverage;

health,

safety

and

environmental

risks;

physical
security risks

to personnel,

assets, infrastructure and

operations from

hostile or

malicious acts;

failure to

meet our

ethical and

social
standards; non-compliance

with international

trade sanctions;

and other

factors discussed

elsewhere in

this report

and in

Equinor's
Integrated

Annual

Report

for

the

year

ended

December

31,

2023

(including

section

5.2

-

Risk

factors

thereof).

Equinor's

2023
Integrated Annual Report is available at Equinor's website www.equinor.com.
Although we believe

that the expectations

reflected in the

forward-looking statements are

reasonable, we cannot

assure you that

our
future results, level of activity,

performance or achievements will meet these expectations.

Moreover, neither we nor

any other person
assumes responsibility for

the accuracy

and completeness of

the forward-looking

statements. Any forward-looking

statement speaks
only as of the date on which such statement is made, and, except as required by applicable law,

we undertake no obligation to update
any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.
We

use

certain terms

in

this

document, such

as

"resource" and

"resources", that

the

SEC's rules

prohibit us

from including

in

our
filings

with

the

SEC.

U.S.

investors are

urged

to

closely

consider

the

disclosures in

our

Annual

Report on

Form

20-F

for

the

year
ended December 31,

2023, SEC File

No. 1-15200. This

form is available

on our website

or by calling

1-800-SEC-0330 or logging

on
to www.sec.gov

Equinor second quarter 2024

END NOTES
1.
The group's average liquids price

is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).
2.
The refining reference margin

is a typical gross margin and will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc
3.
Liquids volumes

include oil, condensate and NGL, exclusive of royalty oil.

4.
Equity volumes

represent produced volumes under a
production sharing agreement (PSA)

that correspond to Equinor’s
ownership share in a field. Entitlement volumes , on the other hand, represent Equinor’s share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil.
Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5.
Transactions with the Norwegian State.

The Norwegian State, represented by the Ministry of Trade, Industry and Fisheries, is
the majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that
Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Equinor purchases liquids and natural gas from the Norwegian State, represented by SDFI (the
State's Direct Financial Interest). In addition, Equinor sells the State's natural gas production in its own name, but for the
Norwegian State's account and risk, and related expenditures are refunded by the State.
6.
The production guidance reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange
Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.

7.
The group's average realised piped gas prices

include all realised piped gas sales, including both physical sales and related paper positions.

8.
The internal transfer price

paid from the MMP segment to the E&P Norway and E&P USA segments.
9.
Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions is not netted in the balance sheet and results in over-reporting of the debt stated in the balance sheet compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are offset against receivables on the SDFI. Some interest-bearing elements are classified together with non-interest bearing elements and are therefore included when calculating the net interest-
bearing debt.

Equinor second quarter 2024

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by
the undersigned, thereunto duly authorised.
EQUINOR ASA
(Registrant)
Dated: 24 July, 2024
By: ___/s/ Torgrim

Reitan
Name: Torgrim Reitan
Title:

Chief Financial Officer